As filed with the Securities and Exchange Commission on July 27, 2001
                                                         Registration No. 333-
==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM S-1

                            REGISTRATION STATEMENT

                                     UNDER

                          THE SECURITIES ACT OF 1933

                        ASBURY AUTOMOTIVE GROUP, INC.*
            (Exact name of registrant as specified in its charter)

        DELAWARE                    5511                      58-2241119
State or other jurisdiction     (Primary Standard          (I.R.S. Employer
  of incorporation or        Industrial Classification    Identification No.)
      organization)                Code Number)


                               3 LANDMARK SQUARE
                                   SUITE 500
                          STAMFORD, CONNECTICUT 06901
                                (203) 356-4400

 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               BRIAN E. KENDRICK
                            CHIEF EXECUTIVE OFFICER
                         ASBURY AUTOMOTIVE GROUP, INC.
                               3 LANDMARK SQUARE
                                   SUITE 500
                          STAMFORD, CONNECTICUT 06901
                                (203) 356-4400

 (Name and address, including zip code, and telephone number, including area code, of agent for service)


                                  Copies to:


  ROBERT ROSENMAN, ESQ.                             ANDREW D. SOUSSLOFF, ESQ.
 CRAVATH, SWAINE & MOORE                               SULLIVAN & CROMWELL
     WORLDWIDE PLAZA                                    125 BROAD STREET
    825 EIGHTH AVENUE                               NEW YORK, NEW YORK 10004
NEW YORK, NEW YORK 10019                                 (212) 558-4000
     (212) 474-1000                                    FAX: (212) 558-3588
   FAX: (212) 474-3700

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration
                                  Statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

Title of Each Class of                 Proposed
                                        Maximum               Amount of
Securities to be Registered            Aggregate           Registration Fee
                                 Offering Price (1)(2)

Common Stock; par value
$.01 per share                       $150,000,000              $37,500

(1) Includes shares to be sold upon exercise of the underwriters' over-allotment option. See "Underwriting."

(2) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457 of Regulation C under the Securities Act of 1933, as amended.

          THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY

STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

* Currently a Delaware limited liability company named Asbury Automotive Group L.L.C., which on or prior to the effective date of this registration statement will be converted into a Delaware corporation through either a conversion into a corporation or by a merger with an entity or a subsidiary of an entity that has no other business.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+ The information in this preliminary prospectus is not complete and may be + + changed. These securities may not be sold until the registration statement +
+ filed with the Securities and Exchange Commission is effective. This         +
+ preliminary prospectus is not an offer to sell nor does it seek an offer to + + buy these securities in any jurisdiction where the offer or sale is not +
+ permitted.                                                                   +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++




                   Subject to Completion. Dated July 27, 2001.

                                  [ ] Shares

                         ASBURY AUTOMOTIVE GROUP, INC.

                                 Common Stock

                            ----------------------


     This is an initial public offering of shares of common stock of Asbury Automotive Group, Inc.

     Asbury is offering [ ] of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional [ ] shares. Asbury will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

     Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $ [ ] and $ [ ]. Asbury intends to list the common stock on the New York Stock Exchange under the symbol "[ ]."

     See "Risk Factors" on page 7 to read about factors you should consider before buying shares of the common stock.

                            ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ----------------------

                                                         Per Share      Total

Initial public offering price                            $              $
Underwriting discount                                    $              $
Proceeds, before expenses, to Asbury                     $              $
Proceeds, before expenses, to the selling stockholders   $              $

     To the extent that the underwriters sell more than [ ] shares of common stock, the underwriters have the option to purchase up to an additional [ ] shares from Asbury and [ ] shares from the selling stockholders at the initial public offering price less the underwriting discount.

                            ----------------------


The underwriters expect to deliver the shares against payment in New York, New York on [ ], 2001.

GOLDMAN, SACHS & CO.                                        MERRILL LYNCH & CO.

                             SALOMON SMITH BARNEY

                            ----------------------


                           Prospectus dated [        ], 2001.

                     [MAP OF THE U.S. WITH ASBURY STORES]






                       [PHOTOS OF CERTAIN ASBURY STORES]







                             [LOGOS OF PLATFORMS]








No manufacturer or distributor has been involved, directly or indirectly, in the preparation of this prospectus or in the offering being made hereby. No manufacturer or distributor has been authorized to make any statements or representations in connection with the offering, and no manufacturer or distributor has any responsibility for the accuracy or completeness of this prospectus or for the offering.

                              PROSPECTUS SUMMARY

     The following is a summary of some of the information contained in this prospectus. It may not contain all the information that is important to you. To understand this offering fully, you should read carefully the entire prospectus, including the risk factors and the financial statements.

     In this prospectus the terms "Asbury," "we," "us" and "our" refer to Asbury Automotive Group, Inc., unless the context otherwise requires, and its subsidiaries and their respective predecessors in interest. This prospectus assumes the conversion of Asbury Automotive Group L.L.C. from a limited liability company into a corporation named Asbury Automotive Group, Inc. immediately prior to the offering by either a conversion in accordance with Delaware General Corporation Law or through a merger with an entity or a subsidiary of an entity that has no other business. Per share numbers assume that membership interests in the limited liability company outstanding immediately prior to the conversion or merger offering will be exchanged for shares of common stock in the new corporation on the basis of [ ] membership interests for each share of common stock.

     This prospectus includes statistical data regarding the automotive retailing industry. Unless otherwise indicated, such data is taken or derived from information published by:

     o The Industry Analysis Division of the National Automobile Dealers Association, also known as "NADA," NADA Data 2000.
     o   Automotive News 2001 Market Data Book.
     o   Automotive News Data Center.
     o   CNW Marketing/Research.
     o   Sales & Marketing Management 2000 Survey of Buying Power and Media
         Markets.

                                   BUSINESS

OUR COMPANY

     We are one of the largest automotive retailers in the United States, currently operating 126 franchises at 86 dealership locations in nine states. We offer our customers an extensive range of automotive products and services, including new and used vehicle sales and related financing and insurance, vehicle maintenance and repair services, replacement parts and service contracts. Our franchises include a diverse portfolio of 36 American, European and Asian brands, and a majority of our dealerships are either luxury franchises (such as BMW, Lexus and Mercedes-Benz) or mid-line import brands (such as Honda, Toyota and Nissan). We have grown rapidly in recent years, primarily through acquisition, with annual sales of $3.0 billion in 1999 and $4.0 billion in 2000, which represented a 34% increase in annual sales from 1999. We sold a total of 154,422 new and used retail units in 2000, which represented a 32% increase over the 116,790 retail units sold in 1999. In addition, our 2000 results included over $434 million in parts, service and collision repair revenues.

     Our retail network is organized into nine regional dealership groups, which we refer to as "platforms," located in 15 market areas that we believe represent attractive opportunities, generally due to their high rates of population and income growth. Each platform originally operated as an independent business before being integrated into our operations, and each continues to enjoy strong local brand name recognition. We believe that many of our platforms rank first or second in market share in their local markets.

     We compete in a large and highly fragmented industry comprised of approximately 22,000 franchised dealerships. The U.S. automotive retailing industry is estimated to have annual sales of approximately $1 trillion, with the 100 largest dealer groups generating less than 10% of total sales revenue.

OUR STRENGTHS

     We believe our strengths are as follows:

    o EXPERIENCED AND INCENTIVIZED MANAGEMENT. We have a highly experienced management team. After joining us, the former principal owners of our nine platforms, who have an average of 36 years of experience in the automotive retailing industry, continued to manage our operations at the platform level and played a significant role in implementing our operating and acquisition strategies. The former owners and their management teams collectively own approximately 40% of our outstanding equity and will continue to own approximately [ ]% of our outstanding equity after the offering. In addition, each of our top three corporate executives has more than 20 years of experience in either retail sales or the automotive retailing industry.

     o ADVANTAGEOUS BRAND MIX. Our current brand mix includes a higher proportion of luxury and mid-line import franchises to total franchises than most public automotive retailers. Luxury and mid-line imports together accounted for approximately 63% of our 2000 new retail vehicle revenues and comprise over half of our total franchises. Luxury and mid-line imports generate above average gross margins on new vehicles, parts, service and collision repair and have greater customer loyalty and repeat purchases than mid-line domestic and value automobiles. We also believe luxury vehicle sales are less susceptible to economic cycles.

     o MARKET LEADERSHIP AND STRONG BRANDING OF OUR PLATFORMS. Each of our platforms is comprised of between eight and 22 franchises and generated average pro forma revenues of approximately $500 million in 2000. We believe that we are among the top three market share leaders in 11 of our markets, including five in which we rank first. Our regional market share and strong brand recognition allow our platforms to realize significant regional economies of scale.

    o DIVERSIFIED REVENUE STREAMS/VARIABLE COST STRUCTURE. We have a diversified revenue base that we believe mitigates the impact of slower new vehicle sales. Used vehicle sales and parts, service and collision repair, which represented 37% of our total 2000 revenue, generate higher profit margins than new vehicle sales and tend to fluctuate less with economic cycles. In addition, our variable cost structure helps us manage expenses in an economic downturn, as a large part of our operating expenses consists of incentive-based compensation, vehicle carrying costs and advertising.

OUR STRATEGY

     Our objective is to be the most profitable automotive retailer in select markets in the United States. To achieve this objective, we intend to follow the outlined strategy:

     o CONTINUED GROWTH THROUGH TARGETED ACQUISITIONS. We will seek to establish platforms in new markets through acquisitions of large, profitable and well-managed dealership groups. In addition, we will pursue additional dealerships within our established markets, which we refer to as "tuck-in acquisitions," to complement the related platform by increasing brand diversity, market coverage and services.

     o FOCUS ON HIGHER MARGIN PRODUCTS AND SERVICES. While new vehicle sales are critical to drawing customers to our dealerships, used vehicle retail sales, finance and insurance and parts, service and collision repair provide significantly higher margin revenue streams. We currently derive in excess of 68% of our total gross profit from these areas. In addition, we have discipline-specific executives at both the corporate and platform level who focus on both increasing the penetration of current services and expanding the breadth of our offerings to customers.

     o DECENTRALIZED DEALERSHIP OPERATIONS. We believe that decentralized dealership operations on a platform basis empower our retail network to provide timely market-specific responses to sales, service, marketing and inventory requirements. These operations are complemented by centralized technology and financial controls as well as sharing of best practices and market intelligence throughout the organization.

     o CUSTOMER RELATIONSHIP MANAGEMENT. We have begun to implement a CRM initiative to increase customer loyalty and satisfaction and reduce marketing costs by redirecting expenditures from mass media to targeted communications. We expect to create a differentiated customer experience, allowing us to capture a greater percentage of our targeted households' automotive spending.

                             --------------------

     Our principal executive offices are located at 3 Landmark Square, Stamford, Connecticut 06901. Our telephone number is (203) 356-4400. Our World Wide Web site address is http://www.asburyauto.com. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus. You should not consider information contained on our website or that can be accessed through our website to be part of this prospectus.

                                 THE OFFERING

Common stock offered by us                         ___ shares (1)

Common stock offered by selling stockholders       ___ shares (1)

Total common stock offered                         ___ shares (1)

Common stock outstanding after the offering        ___ shares (2)

Use of Proceeds                                    We intend to use the net proceeds from the sale of the common stock offered by us for repayment of outstanding indebtedness and general corporate purposes, including working capital and possible acquisitions. We will not receive any proceeds from the sale of shares by the selling stockholders.

Proposed NYSE Symbol                               [  ].

Risk Factors                                       See "Risk Factors" beginning on page 7 of this prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of our common stock.


---------------

(1) Does not include shares of common stock that may be sold by us and shares of common stock that may be sold by the selling stockholders if the underwriters choose to exercise their over-allotment option.

(2) Does not include (a) options issued under our 1999 Option Plan for [ ] shares of common stock with a weighted average exercise price of $[ ] per share, and (b) [ ] shares of common stock reserved for issuance under our 2001 Stock Option Plan, under which options for [ ] shares of common stock will be issued on the date of this prospectus at the offering price set forth on the cover page.

         SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

     The summary below presents our consolidated financial information and should be read in conjunction with the consolidated financial statements and related notes appearing elsewhere in this prospectus. The pro forma as adjusted columns reflect our recently completed and probable acquisitions, our change in tax status and the method of valuing certain of our inventories that will occur simultaneously with our becoming a corporation, the conversion of certain executives' carried interests (that is, interests in an increase in our value) into options for our common stock, and this offering of our common stock and our use of a portion of the proceeds to us to pay down debt.

                                                       Year Ended                           Three Months Ended
                                                      December 31,                              March 31,
                                       --------------------------------------------   --------------------------------
                                                                     2000                                2001
                                                             ----------------------              ---------------------
                                                                         Pro Forma                          Pro Forma
                                        1998       1999        Actual   As Adjusted     2000       Actual  As Adjusted
                                       --------- ----------  ----------  ----------   --------   --------- ----------
                                                          ($ in thousands, except per share data)
Income statement data:

Revenues:

   New vehicles                         $687,850 $1,820,393  $2,439,729  $2,786,916   $562,490    $579,115    $624,487
   Used vehicles                         221,828    787,029   1,064,102   1,223,054    243,070     285,954     308,987
   Parts, service and collision repair   156,037    341,506     434,478     482,124     98,746     118,243     125,471

   Finance and insurance, net             19,149     63,206      89,481      97,093     19,732      23,554      24,373
                                       --------- ----------  ----------  ----------   --------   ---------   ---------
  Total revenues                       1,084,864  3,012,134   4,027,790   4,589,187    924,038   1,006,866   1,083,318
Gross profit                             155,291    441,168     597,539     670,152    136,780     156,540     165,963
Income  from operations                   21,236     81,564     121,885     143,361     29,493      30,231      33,145
Income before minority interest and
    extraordinary loss                    18,118     37,420      37,954      32,994     11,101       7,615       6,422

Net income                                 3,081     16,148      28,927      32,994      3,896       6,182       5,562
Income (loss) per common share-              n/a        n/a         n/a                    n/a         n/a
basic



Other data:

Gross profit margin                        14.3%      14.6%       14.8%       14.6%      14.8%       15.5%       15.3%
Operating income margin                     2.0%       2.7%        3.0%        3.1%       3.2%        3.0%        3.1%
New vehicle retail units sold             27,734     71,604      96,614     108,142     21,679      21,854      23,234
Used vehicle retail units sold            15,205     45,186      57,808      65,956     13,676      14,963      16,200


                                                                                               As of March 31, 2001
                                                                                              -----------------------
                                                                                                           Pro Forma
                                                                                                          -----------
                                                                                                Actual    As Adjusted
                                                                                              ----------  -----------
                                                                                                  ($ in thousands)
Balance sheet data:

Inventories                                                                                      $532,319   $577,143
Total current assets                                                                              762,815    837,818
Property and equipment, net                                                                       220,329    226,805
Total assets                                                                                    1,408,378  1,527,220

Floor plan notes payable                                                                          486,223    518,443
Total current liabilities                                                                         606,315    639,429
Total long-term debt, including current portion                                                   469,268    440,727
Total equity                                                                                      326,261    427,226

                                 RISK FACTORS

     You should carefully consider the following risks and other information in this prospectus before deciding to invest in shares of our common stock. If any of the following risks and uncertainties actually occur, our business' financial condition or operating results could be materially and adversely affected. In this event, the trading price of our common stock could decline, and you could lose part or all of your investment.

           RISKS RELATED TO OUR DEPENDENCE ON VEHICLE MANUFACTURERS

IF WE FAIL TO OBTAIN RENEWALS OF ONE OR MORE OF OUR FRANCHISE AGREEMENTS FROM VEHICLE MANUFACTURERS ON FAVORABLE TERMS, OR IF ONE OR MORE OF OUR FRANCHISE AGREEMENTS ARE TERMINATED, OUR OPERATIONS COULD BE SIGNIFICANTLY COMPROMISED.

     Each of our dealerships operates under the terms of a franchise agreement with the manufacturer (or manufacturer-authorized distributor) of each of its vehicle brands. Our dealerships may obtain new vehicles from manufacturers, sell new vehicles and display vehicle manufacturers' trademarks only to the extent permitted under franchise agreements. As a result of our dependence on these franchise rights, manufacturers exercise a great deal of control over our day-to-day operations, and the terms of our franchise agreements implicate key aspects of our operations, acquisition strategy and capital spending.

     Each of our franchise agreements provides the manufacturer with the right to terminate the agreement or refuse to renew it after the expiration of the term of the agreement under specified circumstances. We cannot assure you we will be able to renew any of our existing franchise agreements or that we will be able to obtain renewals on favorable terms. Specifically, many of our franchise agreements provide that the manufacturer may terminate the agreement, or direct us to divest the subject dealerships, if the dealership undergoes a change of control. Provisions such as these may provide manufacturers with superior bargaining positions in the event that they seek to terminate our franchise agreements or renegotiate the agreements on terms that are disadvantageous to us. Some of our franchise agreements also provide the manufacturer with the right to purchase from us any franchise we seek to sell. Our results of operations could be materially and adversely affected to the extent that our franchise rights become compromised or our operations restricted due to the terms of our franchise agreements.

MANUFACTURERS' STOCK OWNERSHIP RESTRICTIONS LIMIT OUR ABILITY TO ISSUE ADDITIONAL EQUITY, WHICH COULD HAMPER OUR ABILITY TO MEET OUR FINANCING NEEDS.

     Some of our automobile franchise agreements prohibit transfers of any ownership interests of a dealership or, in some cases, its parent. The most prohibitive restriction, which has been imposed by various manufacturers, provides that, under certain circumstances, we may lose a franchise if a person or entity acquires an ownership interest in us above a specified level (ranging from 20% to 50% depending on the particular manufacturer's restrictions) without the approval of the applicable manufacturer. This trigger level can fall to as low as 5% if another vehicle manufacturer is the entity acquiring the ownership interest.

     Violations by our stockholders or prospective stockholders (including vehicle manufacturers) of these restrictions are generally outside of our control and may result in the termination or non-renewal of one or more franchises, which could have a material adverse effect on us. We cannot assure you that manufacturers will grant the approvals required for such acquisitions. Moreover, if we are unable to obtain the requisite approval in a timely manner we may not be able to issue additional equity in the time necessary to take advantage of a market opportunity dependent on ready financing or an equity issuance. These restrictions may also prevent or deter prospective acquirers from acquiring control of us and, therefore, may adversely impact the value of our common stock.

MANUFACTURERS' RESTRICTIONS ON ACQUISITIONS COULD LIMIT OUR FUTURE GROWTH.

     We are required to obtain the consent of the applicable manufacturer before we can acquire any additional dealership franchises. We cannot assure you that manufacturers will consent to future acquisitions which could deter us from being able to take advantage of a market opportunity. Obtaining manufacturer consent for acquisitions could also take a significant amount of time which could negatively affect our ability to acquire as attractive target. In addition, under an applicable franchise agreement or under state law, a manufacturer may have a right of first refusal to acquire a dealership that we seek to acquire.

     Many vehicle manufacturers place limits on the total number of franchises that any group of affiliated dealerships may obtain. A manufacturer may place generic limits on the number of franchises or share of total franchises or vehicle sales maintained by an affiliated dealership group on a national, regional or local basis. Manufacturers may also tailor these types of restrictions to particular dealership groups. Our current franchise mix has caused us to reach the present franchise ceiling, set by agreement or corporate policy, with Acura, and we are close to our franchise ceiling with Toyota and Jaguar. We may have difficulty, or it may be impossible, for us to obtain additional franchises from manufacturers once we reach their franchise ceilings.

     As a condition to granting their consent to our acquisitions, a number of manufacturers may impose additional restrictions on us. Manufacturers' restrictions typically prohibit:

     o material changes in our company or extraordinary corporate transactions such as a merger, sale of a substantial amount of assets or any change in our board of directors or management that could have a material adverse effect on the manufacturer's image or reputation or could be materially incompatible with the manufacturer's interests;

     o the removal of a dealership general manager without the consent of the manufacturer; and

     o the use of dealership facilities to sell or service new vehicles of other manufacturers.

THE RESULTS OF OUR NEW VEHICLE SALES OPERATIONS ARE RELIANT ON THE OVERALL PERFORMANCE OF MANUFACTURERS' PRODUCTS.

     The success of our dealerships depends in large part on the overall success of the vehicle lines they carry. New vehicle sales generate the majority of our gross revenue and lead to sales of higher-margin products and services such as finance and insurance products and repair and maintenance services. Although we have sought to limit our dependence on any one vehicle brand, we have focused our new vehicle sales operations in mid-line import and luxury brands. Further, in 2000, Honda, Ford, Toyota and Nissan accounted for 17%, 13%, 10% and 8% of our revenues from new vehicle sales, respectively. No other franchise accounted for more than 5% of our total new vehicle retail sales revenue in 2000. If one or more vehicle lines that separately or collectively account for a significant percentage of our new vehicle sales suffer from decreasing consumer demand, our results of operations could be materially and adversely affected.

IF WE FAIL TO OBTAIN A DESIRABLE MIX OF POPULAR NEW VEHICLES FROM
MANUFACTURERS, OUR PROFITABILITY WILL BE NEGATIVELY IMPACTED.

     We depend on manufacturers to provide us with a desirable mix of popular new vehicles. Typically, popular vehicles produce the highest profit margins but tend to be the most difficult to obtain from manufacturers. Manufacturers generally allocate their vehicles among their franchised dealerships based on the sales history of each dealership.

IF AUTOMOBILE MANUFACTURERS DISCONTINUE INCENTIVE PROGRAMS, OUR SALES VOLUME AND/OR PROFIT MARGIN ON EACH SALE MAY BE MATERIALLY AND ADVERSELY AFFECTED.

     Our dealerships depend on manufacturers for certain sales incentives, warranties and other programs that are intended to promote and support new vehicle sales. Manufacturers often make many changes to their incentive programs during each year. Some key incentive programs include:

     o  customer rebates on new vehicles;

     o  dealer incentives on new vehicles;

     o  special financing or leasing terms;

     o  warranties on new and used vehicles; and

     o  sponsorship of used vehicle sales by authorized new vehicle dealers.

     A reduction or discontinuation of key manufacturers' incentive programs may materially and adversely affect our profitability.

ADVERSE CONDITIONS AFFECTING ONE OR MORE MANUFACTURERS MAY NEGATIVELY IMPACT OUR PROFITABILITY.

     The success of each of our dealerships depends to a great extent on vehicle manufacturers':

     o  financial condition;

     o  marketing efforts;

     o  vehicle design;

     o  production capabilities;

     o  reputation;

     o  management; and

     o  labor relations.

     Adverse conditions affecting these and other important aspects of manufacturers' operations and public relations could materially and adversely effect our results of operations.

OUR FAILURE TO MEET A MANUFACTURER'S CONSUMER SATISFACTION AND FINANCIAL AND SALES PERFORMANCE REQUIREMENTS MAY ADVERSELY AFFECT OUR ABILITY TO ACQUIRE NEW DEALERSHIPS AND OUR PROFITABILITY.

     Many manufacturers attempt to measure customers' satisfaction with their sales and warranty service experiences through rating systems which are generally known as consumer satisfaction indexes, or CSI, which augment manufacturers' monitoring of dealerships' financial and sales performance. Manufacturers may use these performance indicators as a factor in evaluating applications for additional acquisitions. The components of these performance indicators have been modified by various manufacturers from time to time in the past, and we cannot assure you that these components will not be further modified or replaced by different systems in the future. Some of our dealerships have had difficulty from time to time meeting these standards. We cannot assure you that we will be able to comply with these standards in the future. A manufacturer may refuse to consent to an acquisition of one of its franchises if it determines our dealerships do not comply with the manufacturer's performance standards. This could materially and adversely affect our acquisition strategy. In addition, we receive payments from the manufacturers based, in part, on CSI scores, and future payments could be materially reduced or eliminated if our CSI scores decline.

IF STATE DEALER LAWS ARE REPEALED OR WEAKENED, OUR DEALERSHIPS WILL BE MORE SUSCEPTIBLE TO TERMINATION, NON-RENEWAL OR RE-NEGOTIATION OF THEIR FRANCHISE AGREEMENTS.

     Manufacturers' lobbying efforts may lead to the repeal or revision of state dealer laws to our detriment. If dealer laws are repealed in the states in which we operate, manufacturers may be able to terminate our franchises without providing advance notice, an opportunity to cure or a showing of good cause. Without the protection of state dealer laws, it may also be more difficult for our dealerships to renew their franchise agreements upon expiration.

                   RISKS RELATED TO OUR ACQUISITION STRATEGY

RISKS ASSOCIATED WITH ACQUISITIONS MAY HINDER OUR ABILITY TO INCREASE REVENUES AND EARNINGS.

     The automobile retailing industry is considered a mature industry in which minimal growth is expected in industry unit sales. Accordingly, our future growth depends in large part on our ability to acquire additional dealerships, as well as on our ability to manage expansion, control costs in our operations and consolidate both completed and anticipated tuck-in acquisitions into existing operations. In pursing a strategy of acquiring other dealerships, we face risks commonly encountered with growth through acquisitions. These risks include, but are not limited to:

     o incurring significantly higher capital expenditures and operating expenses;

     o failing to integrate the operations and personnel of the acquired dealerships;

     o  entering new markets with which we are unfamiliar;

     o  incurring undiscovered liabilities at acquired dealerships;

     o  disrupting our ongoing business;

     o  diverting our management resources;

     o  failing to maintain uniform standards controls and policies;

     o impairing relationships with employees, manufacturers and customers as a result of changes in management;

     o  causing increased expenses for accounting and computer systems;

     o failing to obtain manufacturers' consents to acquisitions of additional franchises; and

     o  incorrectly valuing acquired entities.

     We may not adequately anticipate all the demands that our growth will impose on our systems, procedures and structures, including our financial and reporting control systems, data processing systems and management structure. Moreover, our failure to retain qualified management personnel at any acquired dealership may increase the risk associated with integrating the acquired dealership. If we cannot adequately anticipate and respond to these demands, our business could be materially and adversely affected.

THERE ARE LIMITATIONS ON OUR FINANCIAL RESOURCES AVAILABLE FOR ACQUISITIONS.

     We intend to finance our acquisitions by issuing shares of common stock as full or partial consideration for acquired dealerships. The extent to which we will be able or willing to issue common stock for acquisitions will depend on the market value of the common stock from time to time and the willingness of potential acquisition candidates to accept common stock as part of the consideration for the sale of their businesses. Since we may focus on large platform acquisitions, it is possible that we will issue a significant number of additional shares of common stock in connection with such acquisitions in the near future. The additional shares of common stock could be as much as, or more than, the number of outstanding shares of common stock available immediately after the offering. Moreover, manufacturer consent is required before we can acquire additional dealerships and, in some cases, to issue additional equity. See "Risk Factors -- Manufacturers' restrictions on acquisitions could limit our future growth," and "Risk Factors -- Manufacturers' stock ownership restrictions limit our ability to issue additional equity, which could hamper our ability to meet our financing needs." We may be required to use available cash or other sources of debt or equity financing.
We cannot assure you that we will be able to obtain additional financing by issuing stock or debt securities, and using cash to complete acquisitions could substantially limit our operating or financial flexibility. If we are unable to obtain financing on acceptable terms, we may be required to reduce the scope of our presently anticipated expansion, which could materially and adversely affect our growth strategy.

     We are dependent to a significant extent on our ability to finance our inventory. Automotive retail inventory financing involves borrowing significant sums of money in the form of "floor plan" financing. Floor plan financing is how a dealership finances its purchase of new vehicles from a manufacturer. The dealership borrows money to buy a particular vehicle from the manufacturer and pays off the loan when it sells that particular vehicle, paying interest during the interim period. We must obtain new floor plan financing or obtain consents to assume such financing in connection with our acquisition of dealerships. Our pledging of substantially all our inventory and other assets to obtain this financing could impede our ability to borrow from other sources.

OUR SUBSTANTIAL INDEBTEDNESS COULD LIMIT OUR ABILITY TO OBTAIN FINANCING FOR ACQUISITIONS AND WILL REQUIRE THAT A SIGNIFICANT PORTION OF OUR CASH FLOW BE USED FOR DEBT SERVICE.

     We have substantial indebtedness and, as a result, significant debt service obligations. As of March 31, 2001, we had approximately $969.6 million of total indebtedness outstanding. Of this amount, $486.2 represents floor plan financing. Our total indebtedness outstanding (excluding floor plan financing) is equal to approximately 60% of our total capitalization plus short-term debt. As of March 31, 2001, after giving pro forma effect to this offering and the application of the net proceeds to us, our total indebtedness would have been approximately [ ] million ([ ] million, excluding floor plan financing), representing approximately [ ]% of total capitalization. We could incur substantial additional indebtedness in the future. We will have substantial debt service obligations, consisting of cash payments of principal and interest for the foreseeable future.

     The terms of our borrowing facilities also place restrictions on our ability to engage in specific corporate transactions. In particular, the facilities prohibit us from paying dividends, undergoing a change of control and disposing of significant assets or subsidiaries.

     The degree of our financial leverage and, as a result, significant debt service obligations, could have a significant impact on our financial results and operations, including:

     o limiting our ability to obtain additional financing to fund our growth strategy, working capital requirements, capital expenditures, acquisitions, debt service requirements or other general corporate requirements;

     o limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of those funds to fund debt service obligations; and

     o increasing our vulnerability to adverse economic and industry conditions.

OUR ACQUISITION STRATEGY MAY BE MATERIALLY AND ADVERSELY IMPACTED BY ESCALATING ACQUISITION COSTS.

     We believe that the U.S. automotive retailing market is fragmented and offers many potential acquisition candidates that meet our targeting criteria. However, we compete with several other national dealer groups, some of which may have greater financial and other resources, and competition with existing dealer groups and dealer groups formed in the future for attractive acquisition targets could result in fewer acquisition opportunities and increased acquisition costs. We will have to forego acquisition opportunities to the extent that we cannot negotiate acquisitions on acceptable terms.

                         RISKS RELATED TO COMPETITION

THE LOSS OF KEY PERSONNEL AND LIMITED MANAGEMENT AND PERSONNEL RESOURCES COULD ADVERSELY AFFECT OUR OPERATIONS AND GROWTH.

     Our success depends to a significant degree upon the continued contributions of our management team, particularly our senior management, and service and sales personnel. Additionally, manufacturer franchise agreements may require the prior approval of the applicable manufacturer before any change is made in dealership general managers. We do not have employment agreements with most of our dealership managers and other key dealership personnel. Consequently, the loss of the services of one or more of these key employees could materially and adversely affect our results of operations.

     In addition, we may need to hire additional managers as we expand. The market for qualified employees in the industry and in the regions in which we operate, particularly for general managers and sales and service personnel, is highly competitive and may subject us to increased labor costs during periods of low unemployment. The loss of the services of key employees or the inability to attract additional qualified managers could materially and adversely affect our results of operations.

SUBSTANTIAL COMPETITION IN AUTOMOBILE SALES MAY ADVERSELY AFFECT OUR PROFITABILITY.

     The automotive retailing and servicing industry is highly competitive with respect to price, service, location and selection. Our competition includes:

     o franchised automobile dealerships selling the same or similar new and used vehicles that we offer in our markets;

     o other national or regional affiliated groups of franchised dealerships;

     o  privately negotiated sales of used vehicles;

     o  service center chain stores; and

     o  independent service and repair shops.

     We do not have any cost advantage in purchasing new vehicles from manufacturers. We typically rely on advertising, merchandising, sales expertise, service reputation and dealership location to sell new and used vehicles. Our franchise agreements do not grant us the exclusive right to sell a manufacturer's product within a given geographic area. Our revenues or profitability could be materially and adversely affected if any of the manufacturers that supply vehicles to our dealerships award franchises to competing dealerships in the same markets where we operate. A similar adverse effect could occur if existing competing franchised dealers increase their market share in our markets. Our gross margins may decline over time as we expand into markets where we do not have a leading position. These and other competitive pressures could materially and adversely affect the results of our operations.

                   RISKS RELATED TO THE AUTOMOTIVE INDUSTRY

THE CYCLICAL AND LOCAL NATURE OF VEHICLE SALES MAY ADVERSELY AFFECT OUR PROFITABILITY.

     Retail vehicle sales are cyclical and historically have experienced periodic downturns characterized by oversupply and weak demand. Many factors affect the industry, including general economic conditions and consumer confidence, the level of discretionary personal income and credit availability. Future recessions may have a material adverse effect on our business, particularly sales of new and used automobiles, sales of trucks and bulk sales of vehicles to corporate customers. Furthermore, higher gasoline prices may lead to a reduction in automobile purchases or a shift in buying patterns from luxury/SUV models (which typically provide high profit margins to retailers) to smaller, more economical vehicles (which typically have lower margins).

     Our performance is also subject to local economic, competitive and other conditions prevailing in our platforms' particular geographic areas. Our dealerships currently are located primarily in the Atlanta, Austin, Chapel Hill, Dallas-Fort Worth, Greensboro, Houston, Jackson, Jacksonville, Little Rock, Orlando, Raleigh, Richmond, Portland, St. Louis and Tampa markets. Although we intend to pursue acquisitions outside of these markets, our current operations are based in these areas. As a consequence, our results of operations depend substantially on general economic conditions and consumer spending levels in the Southeast and Texas, and to a lesser extent in the Northwest and Midwest.

THE SEASONALITY OF THE AUTOMOBILE RETAIL BUSINESS GENERALLY REDUCES OUR FIRST AND FOURTH QUARTER REVENUES.

     The automobile industry is subject to seasonal variations in revenues. Demand for automobiles is generally lower during the first and fourth quarters of each year. Accordingly, we expect our revenues and operating results generally to be lower in our first and fourth quarters than in our second and third quarters.

IMPORT PRODUCT RESTRICTIONS AND FOREIGN TRADE RISKS MAY IMPAIR OUR ABILITY TO SELL FOREIGN VEHICLES PROFITABLY.

     A significant portion of our new vehicle business will involve the sale of vehicles, parts or vehicles composed of parts that are manufactured outside the United States. As a result, our operations will be subject to customary risks of importing merchandise, including fluctuations in the relative values of currencies, import duties, exchange controls, trade restrictions, work stoppages and general political and socio-economic conditions in foreign countries. The United States or the countries from which our products are imported may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariffs, which could affect our operations and our ability to purchase imported vehicles and/or parts.

OUR CAPITAL COSTS AND RESULT OF OPERATIONS MAY BE MATERIALLY AND ADVERSELY AFFECTED BY A RISING INTEREST RATE ENVIRONMENT.

     We finance our purchases of new and, to a lesser extent, used vehicle inventory under a floor plan borrowing arrangement under which we are charged interest at floating rates. We obtain capital for acquisitions and for some working capital purposes under a similar arrangement. As a result, our debt service expenses could rise with increases in interest rates. Rising interest rates may also have the effect of depressing demand in the interest rate sensitive aspects of our business, particularly new and used vehicle sales, because many of our customers finance their vehicle purchases. As a result, rising interest rates could have the effect of simultaneously increasing our costs and reducing our revenues.

                GENERAL RISKS RELATED TO INVESTING IN OUR STOCK

WE WILL BE CONTROLLED BY RIPPLEWOOD HOLDINGS L.L.C., WHICH MAY HAVE INTERESTS DIFFERENT FROM YOUR INTERESTS.

     After the completion of the offering, Asbury Automotive Holdings L.L.C., a controlled affiliate of Ripplewood Holdings L.L.C., will own [ ]% of our common stock, and certain platform principals, consisting of the former owners of our platforms and members of their management teams, will collectively own [ ]% of our common stock, assuming no exercise of the underwriters' over-allotment option. We do not know Asbury Automotive Holdings' future plans as to its holdings of our common stock and cannot give you any assurances that its actions will not negatively affect our common stock in the future. For example, Asbury Automotive Holdings has from time to time had discussions with competitors regarding potential business combinations.

     Pursuant to a stockholders agreement among us, Asbury Automotive Holdings and the platform principals, the platform principals are required to vote their shares in accordance with Asbury Automotive Holdings' instructions with respect to:

     o persons nominated by Asbury Automotive Holdings to our board of directors (and persons nominated against Asbury Automotive Holdings' nominees); and

     o any matter to be voted on by the holders of our common stock, whether or not the matter was initiated by Asbury Automotive Holdings.

     Asbury Automotive Holdings' level ownership of our stock could negatively affect our stock price due to the perception of "market overhang," that is, the perception that large blocks of shares are available for prompt disposal, or in the event that it disposes of all or a substantial portion of its common stock at any time or from time to time.

CONCENTRATION OF VOTING POWER AND ANTI-TAKEOVER PROVISIONS OF OUR CHARTER, BYLAWS, DELAWARE LAW AND OUR FRANCHISE AGREEMENTS MAY REDUCE THE LIKELIHOOD OF ANY POTENTIAL CHANGE OF CONTROL.

     When this offering is completed, Ripplewood, through its control of Asbury Automotive Holdings, will control [ ]% of our common stock.
Further, under the stockholders agreement, Ripplewood will have the power to cause the platform principals (who, together with Ripplewood will collectively hold [ ]% of our common stock after this offering is completed, assuming no exercise of the underwriters' over-allotment option) in favor of Ripplewood's nominees to our board of directors.

     Provisions of our charter and bylaws may have the effect of discouraging, delaying or preventing a change in control of us or unsolicited acquisition proposals that a stockholder might consider favorable. These include provisions:

     o  permitting the removal of a director from office only for cause;

     o vesting the board of directors with sole power to set the number of directors;

     o  limiting the persons who may call special stockholders' meetings;

     o  limiting stockholder action by written consent; and

     o requiring formal advance notice for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholders' meetings.

     In addition, Delaware law makes it difficult for stockholders who have recently acquired a large interest in a corporation to cause the merger or acquisition of the corporation against the directors' wishes. Furthermore, our board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights and preferences of the shares of any such series without stockholder approval. Any series of preferred stock is likely to be senior to the common stock with respect to dividends, liquidation rights and, possibly, voting rights. Our board's ability to issue preferred stock could also have the effect of discouraging unsolicited acquisition proposals, thus adversely affecting the market price of the common stock. Finally, restrictions imposed by some of our dealer agreements may impede or prevent any potential takeover bid.

     Under the terms of the options granted under our 2001 option plan, many option grants will fully vest and become immediately exercisable upon a change in control of us, which, together with severance arrangements and other change of control provisions contained in several of our employment agreements with our executives, may further deter a potential acquisition bid.

GOVERNMENTAL REGULATIONS AND ENVIRONMENTAL REGULATION COMPLIANCE COSTS MAY ADVERSELY AFFECT OUR PROFITABILITY.

     We are subject to a wide range of federal, state and local laws and regulations, such as local licensing requirements, consumer protection laws and environmental requirements governing, among other things, discharges into the air and water, above ground and underground storage of petroleum substances and chemicals, handling and disposal of wastes, and remediation of contamination arising from spills and releases. If we or our properties violate these laws and regulations, we could be subject to civil and criminal penalties, or a cease and desist order may be issued against our operations that are not in compliance. Our future acquisitions may also be subject to governmental regulation, including antitrust reviews. We believe that all of our platforms, the first of which we acquired in 1996, comply in all material respects with all applicable laws and regulations relating to our business, but future laws and regulations may be more stringent and require us to incur significant additional costs.

SHARES ELIGIBLE FOR FUTURE SALE MAY CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY, EVEN IF OUR BUSINESS IS DOING WELL.

     Sales of substantial amounts of common stock in the public market subsequent to the offering could adversely affect the market price of the common stock. After the offering is concluded, we will have [ ] shares of common stock outstanding ([ ] shares if the underwriters' over-allotment option is exercised in full). Of these shares, the [ ] shares of common stock offered hereby ([ ] shares if the underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, except for shares held by persons deemed to be "affiliates" of us or acting as "underwriters," as those terms are defined in the Securities Act and related rules. The remaining [ ] shares of common stock outstanding will be "restricted securities" within the meaning of Rule 144 under the Securities Act and will be eligible for resale subject to the volume, manner of sale, holding period and other limitations of Rule
144. Currently, [ ] shares of our common stock are issuable under existing stock options granted to certain executive officers and employees. An additional [ ] shares of common stock are reserved for issuance to employees under our 2001 Stock Option Plan, and options for [ ] shares of common stock will be granted pursuant to that plan at the time of the offering. See "Shares Eligible for Future Sale."

                          FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management's beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," "Shares Eligible for Future Sale" and "Underwriting." Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after we distribute this prospectus, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

     We estimate that our proceeds from the sale of [ ] shares of common stock in this offering (at an assumed offering price of $[ ] per share), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $[ ] million, or $[ ] million if the underwriters exercise their over-allotment option in full. We will not receive any proceeds from the sale of [ ] shares of common stock by the selling stockholders ([ ] shares if the underwriters exercise their over-allotment option in full). We are required to apply a minimum of 80% of the net proceeds to us to repay part of the debt we incurred under our $550 million credit facility, which we use to fund acquisitions, from Ford Motor Credit Company, Chrysler Financial Company, L.L.C. and General Motors Acceptance Corporation, in accordance with the terms of that facility. Upon repayment of the credit facility, additional funds will be available for re-borrowing in accordance with the terms of the credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Credit Facilities" on page 29. We will use the remaining net proceeds to us for working capital, possible acquisitions and general corporate purposes.

                                DIVIDEND POLICY

     We intend to retain all our earnings to finance the growth and development of our business, including future acquisitions. Our acquisition financing credit facility prohibits us from declaring or paying cash dividends or other distributions to our stockholders. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future change in our dividend policy will be made at the discretion of our board of directors and will depend on the then applicable contractual restrictions on us contained in our financing credit facilities and other agreements, our results of operations, earnings, capital requirements and other factors considered relevant by our board of directors.

                                   DILUTION

     Our pro forma net tangible book value as of March 31, 2001, was $[   ]
per share of common stock. Pro forma net tangible book value per share represents our pro forma tangible net worth (pro forma tangible assets less pro forma total liabilities), divided by the total number of shares of our common stock outstanding.

     Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale by us of [ ] shares of common stock at an assumed initial public offering price of $[ ] per share, and after deducting the underwriting discounts and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2001, as adjusted would have been approximately $[ ], or $[ ] per share of common stock. This represents an immediate increase in pro forma net tangible book value of $[ ] per share to existing stockholders and immediate dilution of $[ ] per share to new investors purchasing common stock in this offering. If all outstanding stock options were exercised, pro forma tangible net book value would be further diluted by $[ ] per share to $[ ] per share.

     The following table illustrates the pro forma per share dilution:

          Assumed initial public offering price per share                               $-
          Pro forma net tangible book value per share before giving effect to the       $-
               offering and the related expenses
          Increase in pro forma net tangible book value per share attributable to       $-
               new investors
          Pro forma net tangible book value per share after giving effect to the        $-
               offering

          Dilution per share to new investors                                           $-

The following table summarizes as of March 31, 2001 on a pro forma basis, the following:

     o the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders; and

     o the number of shares to be purchased and the total consideration to be paid by new investors purchasing shares of common stock from us in this offering (before deducting estimated underwriting discounts and offering expenses).


                                               Shares Purchased              Total Consideration         Average
                                            ---------------------            -------------------          Price
                                            Number         Percent           Amount         Percent     Per Share
-------------------------------------------------------------------------------------------------------------------

Existing stockholders                         _____          _____%          $_____          _____%         $_____

New investors                                 _____          _____%           _____          _____%          _____

     Total                                   $               100.0%          $               100.0%         $
                                                             =====            =====          =====           =====


The preceding table assumes that the underwriters will not exercise their over-allotment option and does not reflect (a) options issued under our 1999 Option Plan for [ ] shares of common stock with a weighted average exercise price of [ ] per share and (b) [ ] shares of common stock reserved for issuance under our 2001 Stock Option Plan, under which options for [ ] shares of common stock will be issued on the date hereof at the offering price set forth on the cover page hereof.

                                CAPITALIZATION

     The following table sets forth, as of March 31, 2001, (a) our historical capitalization as a limited liability company, (b) our pro forma capitalization which gives effect to our completed and currently probable acquisitions after March 31, 2001, (c) our pro forma as adjusted capitalization which gives effect to our conversion to a corporation and our
issuance and sale of [      ] shares of common stock offered hereby (at an
assumed initial public offering price of $[    ] per share, the midpoint of
the range of the initial public offering price set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated expenses of the offering) and (d) the application of the net proceeds of this offering as described under the heading "Use of Proceeds."

                                                                                 As of March 31, 2001
                                                                 -----------------------------------------------------
                                                                                                       Pro Forma As
                                                                    Historical         Pro Forma           Adjusted
                                                                 ----------------- ----------------- -----------------
                                                                                   ($ in thousands)
Short-term debt  (including current portion of long-term debt)
     (1)                                                                 $29,342           $29,342           $29,342
                                                                        ========          ========          ========
Long-term debt                                                          $454,081          $500,540          $425,540
Equity
      Contributed capital                                                303,245           308,245                 -

      Preferred  stock,  par value  $.01 per  share,  [       ]
          shares authorized; no shares issued or outstanding             --          --        --

      Common  stock,  par  value  $.01  per  share,  [        ]
          shares  authorized;   [        ]  shares  issued  and
          outstanding,  pro forma; [        ] shares issued and
          outstanding, pro forma as adjusted (2)                         --          --     [    ]

      Additional paid-in capital                                         --          --     [    ]

      Retained earnings                                              23,016       23,016    28,981
                                                                   --------     --------   -------

                         Total equity                               326,261      331,261    [    ]
                                                                   --------     --------   -------
Total capitalization                                               $780,342     $831,801   $   [ ]
                                                                   ========     ========   ========

---------------------

(1) Does not include floor plan notes payable of $486,223, $518,443 and $518,443, respectively, relating to inventory financing.

(2) Does not include (a) options issued under our 1999 Option Plan for [ ] shares of common stock with a weighted average exercise price of [ ] per share, and (b) [ ] shares of common stock reserved for issuance under our 2001 Stock Option Plan, under which options for [ ] shares of common stock will be issued on the date hereof at the offering price set forth on the cover page hereof.

                     SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth our historical selected consolidated data for the periods indicated. The data from the years ended December 31, 1997, 1998, 1999 and 2000 are derived from our audited financial statements, some of which are included elsewhere in this prospectus. The financial statements for the years ended 1997, 1998, 1999 and 2000 were audited by Arthur Andersen LLP, independent public accountants. The data for the three months ended March 31, 2000, and 2001 are derived from unaudited financial statements included elsewhere in this prospectus, which in management's opinion, include all adjustments, consisting of only normally recurring adjustments, necessary for a fair presentation.

     We consider the Nalley (Atlanta) platform, our first platform, which we acquired on February 20, 1997, to be our predecessor. The results of the Nalley franchise for the period between January 1, 1996, to February 20, 1997, are set forth in footnote 1 and were audited by Dixon Odom P.L.L.C. The historical selected financial information may not be indicative of our future performance. The information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, the unaudited interim consolidated financial statements and the related notes included elsewhere in this prospectus.

                                                                                Three Months Ended

                                              Year Ended December 31,                 March 31,
Income Statement Data:                  1997(1)       1998        1999        2000      2000       2001
                                        -------       ----        ----        ----      ----       ----

Revenues:
   New vehicles                        $298,967   $687,850  $1,820,393  $2,439,729  $562,490   $579,115
   Used vehicles                         91,933    221,828     787,029   1,064,102   243,070    285,954
   Parts, service and collision
         repair                          69,425    156,037     341,506     434,478    98,746    118,243
   Finance and insurance, net             4,304     19,149      63,206      89,481    19,732     23,554
                                       --------  ---------  ----------  ----------  --------  ---------
Total revenues                          464,629  1,084,864   3,012,134   4,027,790   924,038  1,006,866
Cost of sales (2)
                                        411,739    929,573   2,570,966   3,430,251   787,258    850,326
                                       --------  ---------  ----------  ----------  --------  ---------
Gross profit                             52,890    155,291     441,168     597,539   136,780    156,540

Depreciation and amortization             1,118      6,303      16,161      24,249     4,967      7,007
Selling, general and
   administrative expenses               45,432    127,752     343,443     451,405   102,320    119,302
                                       --------  ---------  ----------  ----------  --------  ---------

Income from operations                    6,340     21,236      81,564     121,885    29,493     30,231
                                       --------  ---------  ----------  ----------  --------  ---------
Floor plan interest expense              (4,160)    (7,730)    (22,982)    (36,968)   (7,678)    (9,489)
Other interest expense                     (698)    (7,104)    (24,703)    (42,009)   (7,817)   (12,489)
Equity investment losses, net                --         --        (616)     (6,066)   (3,587)    (1,000)
Gain (loss) on sale of assets                54      9,307       2,365      (1,533)        7         16
Other income, net                           787      2,409       3,571       6,156     1,704      1,514
                                       --------  ---------  ----------  ----------  --------  ---------

Total other expense, net                 (4,017)    (3,118)    (42,365)    (80,420)  (17,371)   (21,448)
                                       --------  ---------  ----------  ----------  --------  ---------
Income before income taxes,
   minority interest and
   extraordinary loss                     2,323     18,118      39,199      41,465    12,122      8,783
Income taxes (3)                             --         --       1,779       3,511     1,021      1,168
Minority interest in subsidiary
   earnings (4)                             801     14,303      20,520       9,027     7,205         --
                                       --------  ---------  ----------  ----------  --------  ---------
Income before extraordinary loss          1,522      3,815      16,900      28,927     3,896      7,615
Extraordinary loss on early
   extinguishment of debt                    --       (734)       (752)         --        --     (1,433)
                                       --------  ---------  ----------  ----------  --------  ---------

   Net income                            $1,522     $3,081     $16,148     $28,927    $3,896     $6,182
                                       ========  =========  ==========  ==========  ========  =========


                                                                                          As of March
                                                       As of December                             31,
   Balance Sheet Data:                     1996     1997      1998       1999       2000         2001
                                           ----     ----      ----       ----       ----         ----
                                                       ($ in thousands)

   Inventories (2)                       $6,428  $73,303  $255,878   $434,234   $554,141     $532,319
   Total current assets                  11,285  108,494   391,151    616,060    776,943      762,815
   Property and equipment, net              436   29,907   125,410    141,786    215,149      220,329
   Total assets                          17,988  162,835   709,457  1,034,606  1,404,200    1,408,378
   Floor plan notes payable               7,263   66,305   232,297    385,263    499,332      486,223
   Total current liabilities              8,972   85,503   323,061    497,376    625,574      606,315
   Total long-term debt, including
   current portion                        1,568   22,798   223,523    307,648    455,374      469,268
   Total equity                           7,448   36,957   127,380    198,113    321,882      326,261


(1) Selected financial data for the Nalley platform predecessor, exclusive of the results from October 1, 1996, of a single Nalley Jeep dealership we acquired on September 30, 1996, is as follows:

                                                              Period from
                                       Year Ended            January 1, 1997
                                   December 31, 1996        February 20, 1997

     Total revenues                  $343,333                    $43,092
     Income from operations             5,801                      1,138
     Total assets                      79,708
     Long-term debt                    11,443


(2) When we convert from a limited liability company to a corporation, we will change our method of valuation of certain of our inventories from "last-in, first-out," or LIFO, to "first-in, first-out," or FIFO.

(3) Prior to this offering, we consisted primarily of a group of limited liability companies and partnerships (with Asbury Automotive Group L.L.C. as the parent) which were treated as one partnership for tax purposes. Under this structure, such companies and partnerships were not subject to income taxes, but instead, our owners were taxed on their respective distributive shares of Asbury Automotive Group L.L.C.'s taxable income. Therefore, no provision for federal or state income taxes has been included in the historical financial statements of the limited liability companies and partnerships. Immediately prior to the offering, we changed our tax status to corporation status, and now provide for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

(4) On April 30, 2000, the then parent company and the minority owners of our subsidiaries reached an agreement whereby their respective equity interests were transferred into escrow and subsequently into Asbury Automotive Oregon L.L.C. in exchange for equity interests in Asbury Automotive Oregon, which we refer to as the "minority member transaction." Following the minority member transaction, the then parent company changed its name to Asbury Automotive Holdings L.L.C. and Asbury Automotive Oregon L.L.C. changed its name to Asbury Automotive Group L.L.C. Substantially all minority interests were eliminated effective April 30, 2000, in connection with the minority member transaction.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma financial information gives effect to
(a) our acquisition of the Hutchinson Automotive Group as if it was completed on January 1, 2000, (b) the minority member transaction (as described in Note 3 of our Notes to Consolidated Financial Statements) as if it was consummated as of January 1, 2000, (c) all of our individually insignificant 2000 and 2001 acquisitions including all currently probable acquisitions, all as if they were consummated on January 1, 2000, (d) the change in our valuation of certain of our inventories from "last-in, first-out" or LIFO to "first-in, first-out" or FIFO, upon conversion to a corporation, (e) the change in our tax status resulting from our conversion to a corporation, (f) the conversion of certain executives' carried interests into options for our common stock and (g) the offering, including the use of a portion of the net proceeds to us (assuming net proceeds to us of $90 million) to reduce debt outstanding as required by our acquisition financing credit facility, which is used to fund acquisitions, in accordance with the terms of that facility. The information, other than the individually insignificant acquisitions, is based upon our historical financial statements and should be read in conjunction with our historical financial statements, the historical financial statements of Hutchinson Automotive Group, the related notes, and other information contained elsewhere in this prospectus.

     The unaudited pro forma financial information is not necessarily indicative of what our actual financial position or results of operations would have been had all of the previously mentioned acquisitions and this offering occurred on the dates previously mentioned, nor does it give effect to (a) any pending transactions other than the previously mentioned acquisitions or this offering and (b) our results of operations since March 31, 2001, or (c) the results of final valuations of all assets and liabilities of the aforementioned acquisitions and the minority member transaction. We may revise the allocation of the purchase price of these acquisitions when additional information becomes available in accordance with Accounting Principles Board Opinion No. 16. Accordingly, the pro forma financial information is not intended to be indicative of the financial position or results of operations as of today's date, as of the offering, or any period ending at the offering, or as of or for any other future date or period.

                                               UNAUDITED PRO FORMA BALANCE SHEET
                                                     AS OF MARCH 31, 2001
                                                       ($ IN THOUSANDS)


                                                          2001
                                                      Individually
                                                      Insignificant    Pro Forma                 Other Pro
                                                      Acquisitions    Adjustments   Pro Forma       Forma        Pro Forma As
                                           Asbury          (1)            (2)        Combined    Adjustments       Adjusted
                                         ----------   -------------   -----------   ----------   -----------     -----------
ASSETS

CURRENT ASSETS
    Cash and cash equivalents              $122,347          $1,125        $1,009     $124,481       $15,000 (3)     $139,481
    Accounts receivable                      86,943           2,788                     89,731                         89,731
    Inventories                             532,319          36,313                    568,632         8,511 (4)      577,143
    Prepaid and other current assets         21,206                           200       21,406        10,057 (5)       31,463
                                         ----------         -------      --------   ----------       -------       ----------
       Total current assets                 762,815          40,226         1,209      804,250        33,568          837,818

PROPERTY AND EQUIPMENT, net                 220,329           6,476                    226,805                        226,805
GOODWILL, net                               362,799                        36,956      399,755                        399,755
OTHER ASSETS                                 62,435             127           280       62,842                         62,842
                                         ----------         -------      --------   ----------       -------       ----------
       Total assets                      $1,408,378         $46,829       $38,445   $1,493,652       $33,568       $1,527,220
                                         ==========         =======      ========   ==========       =======       ==========

LIABILITIES AND EQUITY

CURRENT LIABILITIES
    Floor plan notes payable               $486,223         $33,213         $(993)    $518,443                       $518,443
    Short-term debt                          14,155                                     14,155                         14,155
    Current   maturities   long-term         15,187                                     15,187                         15,187
    debt
    Accounts payable                         41,309             133                     41,442                         41,442
    Accrued liabilities                      49,441             761                     50,202                         50,202
                                         ----------         -------       -------      -------                     ----------
       Total current liabilities            606,315          34,107          (993)     639,429                        639,429

LONG-TERM DEBT                              454,081                        46,459      500,540      $(75,000)(3)      425,540
OTHER LIABILITIES                            21,721             701                     22,422        12,603 (5)       35,025

EQUITY

    Contributed capital                     303,245          12,021        (7,021)     308,245      (308,245)(6)            -
    Common Stock

    Additional paid-in capital                                                                        90,000 (3)      398,245
                                                                                                     308,245 (6)

    Retained earnings                        23,016                                     23,016         8,511 (4)       28,981
                                                                                                      (2,546)(5)
                                         ----------   -----------     --------      ----------       -------       ----------
       Total equity                         326,261        12,021       (7,021)        331,261        95,965          427,226
                                         ----------   -----------     --------      ----------       -------       ----------
         Total liabilities and equity    $1,408,378       $46,829      $38,445      $1,493,652       $33,568       $1,527,220
                                         ==========   ===========     ========      ==========       =======       ==========


                                         UNAUDITED PRO FORMA FINANCIAL STATEMENT OF INCOME
                                               FOR THE YEAR ENDED DECEMBER 31, 2000
                                              ($ IN THOUSANDS EXCEPT PER SHARE DATA)
                                                        2000 and
                                                          2001
                                                       Individually       Pro
                                           Hutchinson  Insignificant     Forma             Pro       Other Pro
                                           Automotive  Acquisitions    Adjustments        Forma       Forma         Pro Forma
                                 Asbury       Group         (7)            (8)           Combined   Adjustments    As Adjusted
                               ----------  ----------  -------------  ------------      ----------  -----------    -------------
REVENUES

    New vehicles               $2,439,729     $58,061     $289,126                      $2,786,916                   $2,786,916
    Used vehicles               1,064,102      35,903      123,049                       1,223,054                    1,223,054
    Parts, services and           434,478       8,285       39,361                         482,124                      482,124
       collision repair
    Finance and insurance,
       net                         89,481       1,713        5,899                          97,093                       97,093
                               ----------     -------     --------      -------         ----------     --------      ----------
       Total revenues           4,027,790     103,962      457,435                       4,589,187                    4,589,187

COST OF SALES                   3,430,251      89,362      401,522                       3,921,135     $ (2,100)(4)   3,919,035
                               ----------     -------     --------      -------         ----------     --------      ----------
       Gross profit               597,539      14,600       55,913                         668,052        2,100         670,152

OPERATING EXPENSES:
    Selling, general and          451,405      10,705       37,526                         499,636                      499,636
       administrative

    Depreciation and               24,249         260          699      $ 1,947             27,155                       27,155
       amortization            ----------     -------     --------      -------         ----------     --------      ----------

       Income from operations     121,885       3,635       17,688       (1,947)           141,261        2,100         143,361

OTHER INCOME (EXPENSE):
    Floor plan interest           (36,968)       (635)      (5,215)                        (42,818)                     (42,818)
       expense
    Other interest expense        (42,009)                    (177)      (7,941)           (50,127)       7,500 (3)     (42,627)
    Equity investment losses, net  (6,066)                                                  (6,066)                      (6,066)
    Gain (loss) on sale of         (1,533)                       8                          (1,525)                      (1,525)
       assets
    Other income, net               6,156          58          280                           6,494                        6,494
                               ----------     -------     --------      -------         ----------     --------      ----------
       Total other expense,       (80,420)       (577)      (5,104)      (7,941)           (94,042)       7,500         (86,542)
          net                  ----------     -------     --------      -------         ----------     --------      ----------

    Income before income           41,465       3,058       12,584       (9,888)            47,219        9,600          56,819
       taxes and minority
       interest

INCOME TAX EXPENSE                  3,511                       45                           3,556       20,269 (5)      23,825
MINORITY INTEREST IN
SUBSIDIARY EARNINGS                 9,027                                (9,027) (9)                                         --
                               ----------     -------     --------       ------         ----------     --------      ----------

    Net income                    $28,927      $3,058     $ 12,539       $ (861)        $   43,663     $(10,669)     $   32,994
                               ==========     =======     ========       ======         ==========     ========      ==========

Earnings  per common  share -
Basic:
    Weighted  average  shares
       outstanding
    Net income


                                         UNAUDITED PRO FORMA FINANCIAL STATEMENT OF INCOME
                                             FOR THE THREE MONTHS ENDED MARCH 31, 2001
                                              ($ IN THOUSANDS EXCEPT PER SHARE DATA)

                                                     2001
                                                 Individually
                                                 Insignificant    Pro Forma                  Other Pro
                                                 Acquisitions    Adjustments   Pro Forma       Forma           Pro Forma
                                      Asbury         (1)             (2)       Combined      Adjustments      As Adjusted
                                    ----------  --------------   -----------   ---------    ------------      -----------
REVENUES

    New vehicles                     $579,115      $45,372                     $624,487                        $624,487

Used vehicles                         285,954       23,033                      308,987                         308,987
Parts, services and collision         118,243        7,228                      125,471                         125,471
repair

    Finance and insurance, net         23,554          819                       24,373                          24,373
                                   ----------      -------                   ----------                      ----------
Total revenues                      1,006,866       76,452                    1,083,318                       1,083,318

COST OF SALES                         850,326       67,529                      917,855      $  (500) (4)       917,355
                                   ----------      -------                   ----------      -------         ----------
       Gross profit                   156,540        8,923                      165,463          500            165,963

OPERATING EXPENSES:
Selling, general and                  119,302        6,206                      125,508              (10)       125,508
administrative
Depreciation and amortization           7,007           84         $219           7,310                           7,310
                                   ----------      -------      -------      ----------      -------         ----------
       Income from operations          30,231        2,633         (219)         32,645          500             33,145

OTHER INCOME (EXPENSE):
    Floor plan interest expense        (9,489)        (919)                     (10,408)                        (10,408)
    Other interest expense            (12,489)         (19)      (1,191)        (13,699)       1,875 (13)       (11,824)
    Equity investment losses           (1,000)                                   (1,000)                         (1,000)
    Gain (loss) on sale of assets          16                                        16                              16
    Other income, net                   1,514            7                        1,521                           1,521
                                   ----------      -------      -------      ----------      -------         ----------
       Total other expense, net       (21,448)        (931)      (1,191)        (23,570)       1,875            (21,695)
                                   ----------      -------      -------      ----------      -------         ----------

    Income before income taxes
    and extraordinary loss              8,783        1,702       (1,410)          9,075        2,375             11,450

INCOME TAX EXPENSE                      1,168           --           --           1,168        3,860  (5)         5,028
                                   ----------      -------      -------      ----------      -------         ----------

Income before extraordinary loss        7,615        1,702       (1,410)          7,907       (1,485)             6,422

EXTRAORDINARY LOSS ON EARLY
EXTINGUISHMENT OF DEBT, NET OF
TAX BENEFIT                            (1,433)          --           --          (1,433)         573  (5)          (860)
                                   ----------      -------      -------      ----------      -------         ----------
Net Income                             $6,182       $1,702      $(1,410)         $6,474        $(912)            $5,562
                                   ==========      =======      =======      ==========      =======         ==========
Earnings per common share - Basic:

    Weighted average shares outstanding
    Net income


              NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

(1) Reflects the impact of all acquisitions currently probable after April 1, 2001, as if these acquisitions were consummated on January 1, 2001 or as of March 31, 2001.

(2) Reflects the fair value adjustments to the 2001 individually insignificant acquisitions. The results of final valuations of all assets and liabilities of these acquisitions have not yet been completed. We may revise the allocation of the purchase price when additional information becomes available.

(3) Adjustment to reflect the proceeds received by us from this offering (net of estimated fees and expenses of $10 million). Assumes a portion of our estimated net proceeds are used to reduce a portion of our borrowings as contractually required under our acquisition financing credit facility.

(4) Reflects adjustment to change the company's method of valuation of certain of its inventories from the "last-in, first-out", or LIFO method to the "first-in, first-out", or FIFO method upon conversion from a limited liability company to a corporation.

(5) Reflects an adjustment to change our tax status to corporation status and, accordingly provides for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". We currently consist primarily of a group of limited liability companies and partnerships (with us as parent), which are treated as one partnership for tax purposes. Under this structure, such companies and partnerships are not subject to income taxes but instead our members are taxed on their respective distributive shares of our taxable income.

(6) Reflects an adjustment to reclassify members' equity to common stock and additional paid-in capital due to the conversion from a limited liability company to a corporation.

(7) Reflects the impact of all acquisitions closed after January 1, 2000 and all acquisitions currently probable, other than the Hutchinson Automotive Group, as if all these acquisitions were completed on January 1, 2000.

(8) Reflects the fair value adjustments (a) to the historical financial statements of the Hutchinson Automotive Group and the 2000 and 2001 individually insignificant acquisitions and (b) for the minority member transaction. The results of final valuations of all assets and liabilities of the aforementioned acquisitions and the minority member transaction have not yet been completed. We may revise the allocation of the purchase price when additional information becomes available.

(9) Represents the elimination of minority interest effective January 1, 2000, in connection with the minority member transaction (see Note 3 of the Company's Notes to Consolidated Financial Statements).

(10) The pro forma consolidated statements of income include a non-recurring
     charge for compensation of $[   ] related to an arrangement whereby due to
     the offering, some of our senior executives participate in the increase in our value. See "Management--Employment Agreements" on page 50.


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     This management's discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those described under "Risk Factors" beginning on page 7, and included in other portions of this prospectus.

OVERVIEW

     We are a national automotive retailer, currently operating 126 franchises at 86 dealership locations in nine states and 15 markets in the U.S. We also operate 23 collision repair centers that serve our markets.

     Our revenues are derived from sales of new and used cars, light trucks and replacement parts, providing vehicle maintenance, warranty, paint and repair services and arranging vehicle finance, insurance and service contracts for our automotive customers and the sale of heavy trucks.

     Since inception, we have grown through the acquisition of nine large platforms and additional tuck-in acquisitions. All acquisitions were accounted for using the purchase method of accounting and as a result, the operations of the acquired dealerships are included in the consolidated statements of income commencing on the date acquired.

     Prior to the completion of this offering, we consisted primarily of a group of limited liability companies and partnerships (with us as the parent), which were treated as one partnership for our tax purposes. Under this structure, our owners were taxed on their respective distributive shares of taxable income; however, neither we nor our limited liability companies and partnership subsidiaries were subject to income tax. The balance of our subsidiaries were "C" corporations under the provisions of the Internal Revenue Code and, accordingly provided for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." Under the provisions of our limited liability company agreement, we had distributed cash to each owner equal to 50% of the owner's respective distributive share of taxable income to cover the owner's tax liabilities. Immediately prior to the offering, we changed our tax status to corporation status and will provide for federal and state income taxes for the entire company going forward. As a result of this change in our tax status, Asbury Automotive Group, Inc. will succeed to the historic tax basis of the assets held by Asbury Automotive Group L.L.C. (except as increased to reflect any gain recognized by our owners), but this basis will be substantially less than the fair market value of our assets.

     Sales of motor vehicles (particularly new vehicles) have historically fluctuated with general macroeconomic conditions such as general business cycles, consumer confidence, availability of consumer credit, fuel prices and interest rates. Although these factors may impact our business, we believe that any future negative trends due to the above factors may be mitigated by revenues from our parts, service and collision repair operations, variable cost structure, regional diversity and advantageous franchise mix.

     Our operations are subject to modest seasonal variations that are somewhat offset by our regional diversity. We typically generate more revenue and operating income in the second and third quarters than in the first and fourth quarters. Seasonality is based upon, among other things, weather conditions, manufacturer incentive programs, model changeovers and consumer buying patterns.

RESULTS OF OPERATIONS

     THREE MONTHS ENDED MARCH 31, 2001, COMPARED TO MARCH 31, 2000

     REVENUES - Our revenues for the first quarter of 2001 increased $82.8 million or 9.0% over the first quarter of 2000. The increase was primarily due to $161.7 million of revenues from tuck-in acquisitions completed after January 1, 2000, partially offset by a decrease in revenues at dealerships owned prior to January 1, 2000 (same store), of $78.9 million or 9.1%. Same store revenue increases at three of our platforms (Texas, St. Louis and Jacksonville) were offset by significant same store decreases at (a) our Oregon platform (down $44.5 million) primarily due to changes in our business practices and restrictions in our sales policies, declining Ford sales related to the Firestone tire recall and the effect on employment and consumer spending in the Pacific Northwest from the technology downturn, (b) our Arkansas platform (down $14.4 million) due to declining demand in the local market, increased competition, and declining Ford sales related to the Firestone recall and (c) the Atlanta platform's heavy truck business (down $17.1 million) due to a cyclical downturn resulting from macroeconomic factors such as higher interest rates and fuel prices.

     Same store revenues from vehicle sales were off 10.7% primarily due to the conditions noted above in Oregon, Arkansas and Atlanta. Overall, sales were impacted by declining demand in the automotive industry as the average seasonally adjusted annual rate of new vehicles sold in the U.S. declined from
18.3 million units in the first three months of 2000 to 17.2 million units for the comparable period in 2001. Despite this national decline, our Texas platform continued its strong performance with an $8.7 million or 9.9% increase in vehicle sales revenues over the prior year quarter. Finance and insurance revenues per vehicle retailed were $599 for the three months ended March 31, 2001, a 17% increase over the three months ended March 31, 2000.

     Parts, service and collision repair revenues on a same store basis were up 4.6% in the first quarter of 2001 over the first quarter of 2000 due to a continued emphasis on those products. Seven of the eight platforms in our organization in 2000 generated an increase in the current quarter over the same quarter last year.

     GROSS PROFIT - Total gross profit as a percentage of revenues for the three months ended March 31, 2001 was 15.5% as compared to 14.8% for the three months ended March 31, 2000. This increase is primarily attributable to a shift in product mix to higher margin parts, service and collision repair services and finance and insurance.

     OPERATING EXPENSES - Selling, general and administrative expenses, or SG&A, as a percentage of revenues increased to 11.8% of revenues in the first quarter of 2001, from 11.1% in the first quarter of 2000. Contributing to this increase were increased variable compensation costs related to higher gross profit, higher advertising and insurance costs, and expense control initiatives in Oregon lagging behind revenue declines. The increase in depreciation and amortization is principally attributable to acquisitions completed after January 1, 2000.

     OTHER INCOME (EXPENSE) - Floor plan interest expense increased to $9.5 million for the three months ended March 31, 2001, from $7.7 million for the three months ended March 31, 2000, primarily due to acquisitions completed after January 1, 2000, and a greater number of vehicles in inventory, partially offset by a slight decline in interest rates. Other interest expense increased by $4.7 million over the prior quarter principally due to increased borrowings used to fund acquisitions completed after January 1, 2000. Equity investment losses in the three months ended March 31, 2001, represent our share of losses in an automotive finance company while losses in the three months ended March 31, 2000, primarily reflect our share of losses in our investment in Greenlight.com, which was fully written off as of December 31, 2000. Other income, net primarily comprised of interest income was $1.5 million for the quarter ended March 31, 2001, as compared to $1.7 million for the quarter ended March 31, 2000.

     YEAR ENDED DECEMBER 31, 2000, COMPARED TO YEAR ENDED DECEMBER 31, 1999

     REVENUES - Our revenues for the year ended December 31, 2000, increased $1.02 billion or 33.7% over the year ended December 31, 1999. The increase was primarily due to $982.6 million of revenues generated by our Arkansas platform, which we acquired in February 1999, tuck-in acquisitions made subsequent to January 1, 1999 and an increase in revenues at dealerships owned prior to January 1, 1999 (same store), of $33.1 million or 1.4%.

     Same store revenues from vehicle sales increased $21.1 million, or 1.0%, as strong year-over-year increases at five of our platforms were offset by declines in our Oregon platform (down $86.9 million), primarily due to changes in our business practices and restrictions in our sales policies, declining demand in the local market, declining Ford sales related to the Firestone tire recall and reduced sales in Atlanta's heavy truck franchises (down $11.6 million). Finance and insurance revenues per vehicle sold were $540 for the twelve months ended December 31, 2000, a 10.8% increase over the twelve months ended December 31, 1999.

     Parts, service and collision repair revenues on a same store basis, were up 4.3% in fiscal 2000 versus fiscal 1999 principally due to a focus on this high margin product line. Six of our seven platforms posted year over year revenue increases.

     GROSS PROFIT - Total gross profit as a percentage of revenues for the year ended December 31, 2000, was 14.8% as compared to 14.6% for the year ended December 31, 1999. This increase was primarily attributable to increased finance and insurance revenues per vehicle sold, improved margins on new vehicles due to a shift away from lower margin fleet sales, and increased margins on used vehicles due to lower wholesale losses.

     OPERATING EXPENSES - SG&A expenses as a percentage of revenues decreased to 11.2% in 2000 from 11.4% in 1999 principally due to containment of variable and fixed compensation costs. Depreciation and amortization increased $8.1 million to $24.2 million principally due to a significant number of acquisitions completed after January 1, 1999.

     OTHER INCOME (EXPENSE) - Floor plan interest expense increased to $37.0 million for the year ended December 31, 2000, from $23.0 million for the year ended December 31, 1999, primarily due to acquisitions completed after January 1, 1999, higher interest rates throughout 2000 as compared to 1999, and a greater number of vehicles in inventory. Other interest expense increased by $17.3 million over the prior year principally due to increased borrowings used to fund acquisitions completed after January 1, 1999, and to a lesser extent higher interest rates. Equity investment losses for the years ended December 31, 2000, and December 31, 1999, primarily reflect our share of losses in our investment in Greenlight.com of $6.9 million and $0.8 million, respectively. The increase in other income, net of $2.6 million as compared to the prior year, principally comprises higher interest income.

     YEAR ENDED DECEMBER 31, 1999, COMPARED TO YEAR ENDED DECEMBER 31, 1998

     REVENUES - Our revenues for the year ended December 31, 1999, increased $1.93 billion or 177.7% over the year ended December 31, 1998. The increase was primarily due to $1.87 billion of revenue from six platform acquisitions made subsequent to January 1, 1998, along with an increase in revenues at platforms owned prior to January 1, 1998 (Atlanta and St. Louis) (same store), of $53.6 million or 7.8%. Same store revenues from vehicle sales increased $44.4 million or 7.7% in 1999 as compared to 1998 due to a strong year over year increase at our St. Louis platform. Parts, service and collision repair center revenues on a same store basis, increased 8.5% in fiscal 1999 from fiscal 1998 as the Atlanta and St. Louis platforms both posted significant year over year increases in these services.

     GROSS PROFIT - Total gross profit as a percentage of revenues for the year ended December 31, 1999, was 14.6% as compared to 14.3% for the year ended December 31, 1998. This increase is primarily attributable to a slight shift in product mix to finance and insurance revenue.

     OPERATING EXPENSES - SG&A expenses as a percentage of sales declined to 11.4% during the year ended 1999 from 11.8% during the year ended 1998 mostly due to containment of fixed operating expenses. Depreciation and amortization increased $9.9 million to $16.2 million principally due to a significant number of acquisitions completed after January 1, 1998.

     OTHER INCOME (EXPENSE) - Floor plan interest expense increased $15.3 million for the year ended December 31, 1999, from $7.7 million for the year ended December 31, 1998, primarily due to acquisitions completed after January 1, 1998. Other interest expense increased by $17.6 million over the prior year principally due to increased borrowings used to fund acquisitions completed after January 1, 1998. The increase in other income, net of $1.2 million as compared to the prior year, is primarily due to higher interest income.

LIQUIDITY AND CAPITAL RESOURCES

     We require cash to fund working capital needs, finance acquisitions of new dealerships and fund capital expenditures. These requirements are met principally from cash flow from operations, borrowings under our credit facilities and floor plan financing below, mortgage notes and issuances of equity interests. As of March 31, 2001, we had cash and cash equivalents of $122.3 million, including contracts-in-transit of $72.3 million.

CREDIT FACILITIES

     On January 17, 2001, we entered into two financing agreements with Ford Motor Credit Company, Chrysler Financial Company, L.L.C. and General Motors Acceptance Corporation establishing an aggregate line of credit totaling $1.3 billion. One facility provides for $550 million in committed acquisition financing and general corporate purpose loans and the other facility establishes a framework for obtaining up to $750 million in floor plan financing.

     At the date of the closing, we borrowed $330.6 million under the acquisition financing credit facility to repay certain existing term notes and pay certain fees and expenses of the closing. In addition, we refinanced substantially all of our existing floor plan debt under the floor plan financing facility.

     Borrowings under the acquisition credit facility bear interest at LIBOR plus a specified percentage (4% as of March 31, 2001) depending on our attainment of certain leverage ratios and the outstanding balance under this credit facility. This credit facility is guaranteed by substantially all of our subsidiaries and contains covenants that, among other things, place restrictions on our ability to incur additional debt, encumber our property and other assets, repay other debt, dispose of assets, invest capital and to permit our subsidiaries to issue equity securities. This credit facility also imposes minimum requirements which the terms of transactions to acquire prospective targets much meet before we can borrow funds to finance the transactions. In addition, we are required on an ongoing basis to meet certain financial ratios, including a current ratio, a fixed charge coverage ratio and a leverage ratio. This credit facility also contains provisions for default upon, among other things, a change of control, a material adverse change and the non-payment of obligations. Substantially all of our assets not subject to security interests granted to floor plan lenders are subject to security interests to lenders under the floor plan financing and acquisition credit facilities. The acquisition credit facility provides for an indefinite series of one-year extensions at our request if approved by the lenders and the floor plan financing credit facility has an indefinite duration. Conversely, we can terminate the acquisition financing credit facility by repaying all of the outstanding balances under the acquisition line plus a termination fee. The fee, currently equal to 3% of $550 million, the amount committed under the acquisition credit facility, declines one percentage point on each of the first, second and third anniversaries of the facility. As of March 31, 2001, $219.4 million remained available to us for additional borrowings under the acquisition financing facility.

     In addition, we have $25 million available through other revolving credit facilities, which are secured by certain notes receivable for finance contracts. The borrowings are repayable on the lenders' demand, and accrue interest at variable rates. These facilities are subject to certain financial and other covenants. As of March 31, 2001, we had $14.2 million outstanding under these facilities.

FLOOR PLAN FINANCING

     We finance substantially all of our new vehicle inventory and a portion of our used vehicle inventory under the floor plan financing credit facility, but also use other revolving floor plan arrangements. We are required to make monthly interest payments on the amount financed, but are not required to repay the principal prior to the sale of the vehicle. These floor plan arrangements grant a security interest in the financed vehicles as well as the related sales proceeds. Amounts financed under the floor plan financing bear interest at variable rates, which are typically tied to LIBOR or a prime rate. As of March 31, 2001, we had $486.2 million outstanding under all of our floor plan financing agreements.

CASH FLOW

     Cash flow from operations totaled $16.5 million for the three months ended March 31, 2001, as a reduction in inventories of $24.3 million more than offset a reduction in floor plan notes payable of $13.1 million due to our decision to finance a greater percentage of our vehicles. Net cash flow used in investing activities was $13.3 million, principally related to capital expenditures of $10.3 million, additional funds for prior year acquisitions of $2.2 million, and a strategic investment in CarsDirect.com of $1.2 million. Net cash flow used in financing activities was $4.7 million due to a net reduction in borrowings of $2.9 million and $1.8 million to pay member distributions. In addition, new borrowings under the acquisition line of $330.6 million were used to repay existing debt and finance certain fees and expenses of the closing of the credit facilities.

     Cash flow from operations was $82.6 million for the year ended December 31, 2000, an increase of $33.5 million over the prior year. This was primarily due to an increase in net income plus non-cash items of $17.7 million and an increase in floor plan notes payable of $38.2 million which more than offset an increase in inventories of $22.9 million due to our decision to finance a greater percentage of vehicles. Cash flow was used in investing activities to fund acquisitions of $179.5 million and capital expenditures $36.1 million, offset by the proceeds from the sale of certain dealerships of $6.1 million. Cash flow from financing was comprised of $159.4 million of proceeds from new borrowings and $20.7 million of member contributions, principally to fund acquisitions, offset by repayment of existing debt of $14.6 million and member distributions of $13.4 million.

CAPITAL EXPENDITURES

     Capital spending for the three months ended March 31, 2001, and for the year ended December 31, 2000, was $10.3 million and $36.1 million, respectively. Capital spending other than from acquisitions is estimated to be approximately $60 million for the year ended December 31, 2001, primarily related to an increase in manufacturer-required spending related to the upgrade of existing dealership facilities.

     Subsequent to March 31, 2000, we acquired four dealerships (operating seven franchises) for consideration in the form of cash and equity in us equal to $39.0 million. The cash component of the consideration we paid for the acquisitions was funded through the proceeds of borrowings on our acquisition financing credit facility.

     Our future growth is dependent on our ability to acquire additional dealerships and successfully operate existing dealerships. We believe that cash flow generated from operations, working capital availability under the acquisition line, availability under our floor plan arrangements as well as mortgage financings, will be sufficient to fund debt service, working capital requirements and capital spending. Future acquisitions will be funded from cash flow from operations, capital available under our acquisition financing credit facility and through the public or private issuance of equity or debt securities.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. If certain conditions are met, a derivative instrument may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment,
(b) a hedge of the exposure to variable cash flows of a forecasted transaction or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative (gains or losses) depends on the intended use of the derivative and the resulting designation. SFAS No. 137 amended the effective date to all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS No. 138, issued in June 2000, addressed a limited number of issues that were causing implementation difficulties for numerous entities applying SFAS No. 133. We have determined that the adoption of SFAS No. 133 will not have a material impact on our results of operations, financial position, liquidity or cash flows.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition". SAB 101 was effective for years beginning after December 31, 1999, and provides clarification related to recognizing revenue in certain circumstances. The adoption of SAB 101 did not have a material impact on the Company's revenue recognition policies.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     INTEREST RATE RISK - We are exposed to market risk from changes in interest rates on substantially all outstanding indebtedness. Outstanding balances under the acquisition line bear interest at a variable rate based on a margin over the benchmark LIBOR rate. Given amounts outstanding at March 31, 2001, a 1% change in interest rate would result in a change of approximately $4.7 million to our annual non-floor plan interest expense. Similarly, amounts outstanding under floor plan financing arrangements (including the floor plan line) bear interest at variable rates based on a margin over LIBOR or prime. Based on floor plan amounts outstanding at March 31, 2001, a 1% change in interest rates would result in a $4.9 million change to annual floor plan interest expense.

     INTEREST RATE SWAPS - During 1998, we caused a subsidiary to enter into swap arrangements with a bank in an aggregate initial notional principal amount of $31 million in order to fix a portion of our interest expense and reduce our exposure to floating interest rates. These swaps required the subsidiary to pay fixed rates ranging from 4.7% to 5.2% on the notional principal amounts, and receive in return payments calculated at LIBOR. In December 2000, we terminated our swap arrangements resulting in a gain of $0.4 million which was recognized in the quarter ended March 31, 2001, in connection with our refinancing of certain existing debt utilizing our credit facilities. Management continually monitors interest rates and trends in rates and will from time to time reevaluate the advisability of entering into derivative transactions to hedge our interest rate risk, and may consider restructuring our debt from floating to fixed rate.

     FOREIGN CURRENCY EXCHANGE RISK - All our business is conducted in the U.S. where all of our revenues and expenses are conducted in U.S. dollars. As a result, our operations are not subject to foreign exchange risk.

                                   BUSINESS

COMPANY

     We are one of the largest automotive retailers in the United States, currently operating 126 franchises at 86 dealership locations in nine states. We offer our customers an extensive range of automotive products and services, including new and used vehicle sales and related financing and insurance, vehicle maintenance and repair services, replacement parts and service contracts. Our franchises include a diverse portfolio of 36 American, European and Asian brands, and a majority of our dealerships are either luxury franchises (such as BMW, Lexus and Mercedes-Benz) or mid-line import brands (such as Honda, Toyota and Nissan). We have grown rapidly in recent years, primarily through acquisition, with annual sales of $3.0 billion in 1999 and $4.0 billion in 2000, which represented a 34% increase in annual sales from 1999. We sold an aggregate of 154,422 new and used retail units in 2000, which represented a 32% increase over the 116,790 retail units sold in 1999. In addition, our 2000 results included over $434 million in parts, service and collision repair revenues in 2000.

     Our retail network is organized into nine regional dealership groups, or "platforms," which are groups of dealerships operating under a distinct brand. Our platforms are located in markets or clusters of markets that we believe represent attractive opportunities, generally due to the presence of relatively few dealerships and high rates of population and income growth. The following is a detailed breakdown of our existing platforms:

  Platform-Regional          Date of Initial
      Brands                   Acquisition          Platform Markets                           Franchises

Atlanta                       September 1996         Atlanta                  Acura,  Audi, Chevrolet, Dodge, Hino, Honda,
Nalley Automotive Group                                                       Infiniti, Isuzu, Jaguar, Jeep, Lexus (2),
                                                                              Navistar, Peterbilt

St. Louis                     December 1997          St. Louis                Audi, BMW, Cadillac, Infiniti,
Plaza Motor Company                                                           Land Rover (a), Lexus, Mercedes-Benz, Porsche

Texas                         April 1998             Dallas/Fort Worth        Acura, Buick, GMC, Honda, Lincoln, Mercury,

David McDavid Automotive                                                      Pontiac, Suzuki
Group                                                Houston                  Honda, Kia, Nissan
                                                     Austin                   Acura

Tampa                         September 1998         Tampa                    Chrysler, GMC, Hyundai, Infiniti, Isuzu, Jeep,
Courtesy Dealership Group                                                     Kia, Lincoln, Mazda (2), Mercedes-Benz, Mercury,
                                                                              Mitsubishi, Nissan, Pontiac, Toyota

Jacksonville                  October 1998           Jacksonville             Chevrolet, GMC, Honda (2), Kia, Mazda,
Coggin Automotive Group                                                       Nissan (2), Pontiac, Toyota
                                                     Orlando                  Buick, Chevrolet, GMC, Ford, Honda(2), Lincoln,
                                                                              Mercury, Pontiac
                                                     Fort Pierce              BMW, Honda, Mercedes-Benz
Oregon                        December 1998          Portland                 Ford (2), Honda, Hyundai (2),
Thomason Auto Group                                                           Mazda, Nissan, Subaru, Suzuki, Toyota

North Carolina                December 1998          Greensboro               Acura, Audi, BMW, Dodge, GMC, Honda, Kia,
Crown Automotive Company                                                      Mitsubishi, Nissan, Pontiac, Volvo
                                                     Chapel Hill/Raleigh      GMC, Honda, Isuzu, Pontiac, Volvo
                                                     Fayetteville             Ford
                                                     Richmond, VA             Acura, BMW, BMW (b), Porsche (b)
Arkansas                      February 1999          Little Rock              BMW, Ford, Lincoln (2), Mazda,  Mercury (2),
North Point                                                                   Nissan, Toyota, Volkswagen, Volvo
(previously known as                                 Hope                     Ford
McLarty Companies)                                   Texarkana, TX            Chrysler, Dodge, Ford

Mississippi                   April 2000             Jackson                  Chrysler (b), Daewoo, Ford, Hyundai, Isuzu,
Gray-Daniels                                                                  Jeep (b), Lincoln (b), Mazda, Mercury (b),
                                                                              Mitsubishi, Nissan (2), Suzuki, Toyota


     (a) Minority owned and operated by us. See "Related Party Transactions" on page 56 for a description of our ownership interest in this franchise.

     (b) Pending acquisitions.


     Each platform originally operated as an independent business before being acquired and integrated into our operations, and each continues to enjoy high local brand name recognition and market share. We believe that many of our platforms are ranked first or second in market share in their local markets.

COMPANY HISTORY

     We were formed in 1995 by management and Ripplewood Holdings L.L.C. In 1997 Freeman Spogli & Co. acquired a significant interest in us. The group identified an opportunity to aggregate a number of the nation's top retail automotive dealers into one cohesive organization. We acquired eight of our platforms between 1997 and 1999, and combined them on February 1, 2000. In the consolidation, dealers holding ownership interests in their respective platforms transferred their interests to the Oregon platform in exchange for ownership interests in the Oregon platform. Dealers who held interests in the Oregon platform did not exchange their interests, but had their holdings adjusted to reflect their overall ownership interest in the consolidated company. The Oregon platform then changed its name to Asbury Automotive Group L.L.C. and became the parent company to our platforms and other companies. Since the consolidation of the eight platforms as of February 1, 2000, a ninth platform, the Mississippi platform, was formed on July 2, 2001, following our acquisition of five franchises in the Jackson market, which we added to five franchises that we previously acquired in this market.

OUR STRENGTHS

     We believe our competitive strengths are as follows:

     EXPERIENCED AND INCENTIVIZED MANAGEMENT

     o RETAIL MANAGEMENT EXPERIENCE. We have a management team with extensive experience and expertise in the retail sector. Brian E. Kendrick, our president and chief executive officer, has over 20 years of experience in the retailing industry, having served in various senior management capacities, including vice chairman and chief operating officer of Saks Holdings, Inc., the holding company of the Saks Fifth Avenue luxury retail chain. Thomas R. Gibson, our co-founder and chairman of our board of directors, spent most of his 28-year automotive career working with automobile retail dealers throughout the U.S., including serving as president and chief operating officer of Subaru of America. Thomas F. Gilman, our vice president and chief financial officer, served for 25 years at DaimlerChrysler where his knowledge of the dealer network allowed him to play a key role assisting Daimler Chrysler dealerships during the recession of the automotive industry in the early 1990s. See "Management." In addition, after joining us, the CEOs of our nine platforms, who have an average of 36 years of experience in the automotive retailing industry, continued to manage many of our operations at the platform level and played a significant role in implementing our operating and acquisition strategies.

     o INCENTIVIZATION AT EVERY LEVEL. We tie compensation to performance by relying upon an incentive based pay system at both the platform and dealership levels. At the platform level all our senior management are compensated on an incentive-based pay system while 71% of the senior management at our nine platforms have a stake in our performance based upon their ownership of approximately 40% of our outstanding common stock, and will continue to own [ ]% after giving effect to this offering. We also create incentives at the dealership level. Each dealership is managed as a separate profit center by a trained and experienced general manager who has primary responsibility for decisions relating to inventory, advertising, pricing and personnel. We compensate our general managers based on dealership profitability, and the compensation of department managers is similarly based upon departmental profitability. Approximately 80% of compensation earned by our dealerships' general managers and sales forces in 2000 was earned through commissions and performance-based bonuses.

     ADVANTAGEOUS BRAND MIX

          We classify our primary franchise sales lines into luxury, mid-line import, mid-line domestic and value. Our current brand mix includes a higher proportion of luxury and mid-line import franchises to total franchises than most public automotive retailers. Luxury and mid-line imports together accounted for approximately 63% of our year 2000 new retail vehicle revenues and comprise over half of our total franchises. Luxury and mid-line imports generate above average gross margins on sales, parts, service and collision repair, and have greater customer loyalty and repeat purchases than mid-line domestic and value automobiles. We also believe luxury vehicle sales are less susceptible to economic cycles.

         The following is a list of franchises currently owned and franchises expected to be acquired through pending acquisitions:

                                                                % of Total       % of 2000 New
Class/Franchise                      Current       Pending      Franchises      Vehicle Retail
---------------                      -------       -------      ----------      ---------------

             Luxury

Acura                                   5
Audi                                    3
BMW                                     5             1
Cadillac                                1
Infiniti                                3
Jaguar                                  1
Land Rover (a)                          1
Lexus                                   3
Lincoln                                 5             1
Mercedes Benz                           3
Porsche                                 1             1
Volvo                                   3
                                      ---           ---
  Total Luxury                         34             3             28%               25%

Mid-line Import

Honda                                  11
Mazda                                   6
Mitsubishi                              3
Nissan                                  9
Subaru                                  1
Toyota                                  5
Volkswagen                              1
                                      ---
Total Mid-line Import                  36                           27%               38%

Mid-line Domestic

Buick                                   2
Chevrolet                               3
Chrysler                                2             1
Dodge                                   3
Ford                                    8
GMC                                     6
Jeep                                    2             1
Mercury                                 5             1
Pontiac                                 6
                                      ---
  Total Mid-line Domestic              37             3             38%               28%

Value

Daewoo                                  1
Hyundai                                 4
Isuzu                                   3
Kia                                     4
Suzuki                                  3
                                      ---
  Total Value                          15                           11%               4%

Heavy Trucks

Hino                                    1
Isuzu                                   1
Navistar                                1
Peterbilt                               1
                                      ---
  Total Heavy Trucks                    4                           3%                5%
                                      ---                         ---               ---

Total                                 126            6            100%              100%
                                      ===          ===            ===               ===

    (a) Minority owned and operated by us. See "Related Party Transactions" on page 54 for a description of our ownership interest in this franchise.

    MARKET LEADERSHIP AND STRONG BRANDING OF OUR PLATFORMS

      o MARKET LEADERSHIP. Each of our platforms is comprised of between eight and 22 franchises and generated average pro forma annual revenues of approximately $500 million in 2000. We believe that we are among the top three market share leaders in 11 of our markets, including five in which we rank first, based on the assessment of our platforms' CEOs (who have an average of 30 years experience in automotive retailing within their local markets). Our regional market share and strong brand recognition allow our platforms to realize significant regional economies of scale.
     o BRANDING. Each of our platforms maintains a strong regional brand. We believe that our cultivation of strong regional brands can be beneficial because:
        o platforms enjoy strong local brand recognition from their long presence and regional advertising;
        o consumers may prefer to interact with a locally recognized brand;
        o placing our franchises in one region under a single brand allows us to generate significant advertising savings;
        o our platforms can retain customers even as they purchase and service different automobile brands.

    DIVERSIFIED REVENUE STREAMS/VARIABLE COST STRUCTURE

        Our operations provide a diversified revenue base that we believe mitigates the impact of slower new car sales volumes. Used car sales and parts, service and collision repair, which represented 37% of our total 2000 revenue, generate higher profit margins than new car sales and tend to fluctuate less with economic cycles. In addition, our variable cost structure helps us manage expenses in an economic downturn, as a large part of our operating expenses consist of incentive-based compensation, vehicle carrying costs and advertising.

     o NEW VEHICLES. Our franchises include a diverse portfolio of 36 American, European and Asian brands. We believe that our diverse brand, product and price mix enables us to reduce our exposure to specific product supply shortages and changing customer preferences. New vehicle sales were approximately 61% of our total revenues and 32% of total gross profit in 2000.

     o USED VEHICLES. We sell used vehicles at virtually all our franchised dealerships. Retail sales of used vehicles has become an increasingly significant source of profit for us, making up approximately 26% of our total revenues and 16% of total gross profit in 2000. We obtain used vehicles through customer trade-ins, auctions restricted to new vehicle dealers (offering off-lease, rental and fleet vehicles) and "open" auctions which offer repossessed vehicles and vehicles sold by other dealers. We sell our used vehicles to retail customers when possible. We dispose of used vehicles that are not purchased by retail customers through sales to other dealers and at auction.

     o FINANCE AND INSURANCE. We arranged customer financing on over 70% of the vehicles we sold in 2000. These transactions result in commissions being paid to us by the indirect lenders, including manufacturer-captive finance arms. In addition to the finance commissions, each of these transactions creates other highly profitable sales opportunities, including extended service contracts and various insurance-related products for the consumer. Our size and sales volume motivate vendors to provide these products to us at substantially reduced fees compared to industry norms which result in competitive advantages as well as acquisition synergies. Furthermore, many of the insurance products we sell result in additional underwriting profits and investment income yields based on portfolio performances. Profits from finance and insurance generated approximately 2% of our total revenues and 15% of our total gross profit in 2000.

     o PARTS, SERVICE AND COLLISION REPAIR. We sell parts and provide maintenance and repair service at all our franchised dealerships. In addition, we have 23 free-standing collision repair centers in close proximity to dealerships in substantially all our platforms. Our dealerships and collision repair centers collectively operate approximately 1,600 service bays. Profits from parts, service and collision repair centers were approximately 11% of our total revenues and 37% of our total gross profit in 2000.




OUR STRATEGY

     Our objective is to be the most profitable automotive retailer in select markets in the United States. To achieve this objective, we intend to grow through targeted acquisitions, expand our higher margin businesses, emphasize decentralized dealership operations and enhance our customer relationship management.

    CONTINUED GROWTH THROUGH TARGETED ACQUISITIONS

        We intend to continue to grow through acquisitions. We will seek to establish platforms in new markets through acquisitions of large, profitable and well-managed dealership groups. In addition, we will pursue tuck-in acquisitions to complement the related platform by increasing brand diversity, market coverage and services.

     o PLATFORM ACQUISITIONS. We will seek to establish platforms in new geographic markets through acquisitions of large, profitable and well-managed dealership groups in metropolitan and high-growth suburban markets in which we are not currently present. We will target those platforms with superior operational and financial management personnel. We believe that the retention of existing high quality management who understand the local market will enable acquired platforms to continue to operate efficiently, while allowing us to source future acquisitions more effectively and expand our operations without having to employ and train untested new personnel. Moreover, we believe we are well-positioned to pursue larger, established acquisition candidates as a result of the reputation of the original owners of our nine platforms as leaders in the automotive retailing industry.


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


     o TUCK-IN ACQUISITIONS. One of our goals is to become the market leader in every region in which we operate a platform. We plan to acquire additional dealerships in each of the markets in which we operate, including acquisitions that increase the brands, products and services offered in that market. Since 1995 we have made 14 tuck-in acquisitions to add additional strength and brand diversity to our platforms. We believe that these acquisitions in the past and in the future will facilitate our regional operating efficiencies and cost savings in areas such as advertising and facility and personnel utilization. We have recently entered into definitive agreements to acquire six franchises consisting of BMW, Chrysler, Jeep, Lincoln, Mercury and Porsche franchises in Jackson, Mississippi and Richmond, Virginia for a total cash consideration of $11.8 million.

     o FOCUS ON ACQUISITIONS PROVIDING GEOGRAPHIC AND BRAND DIVERSITY. By focusing on geographic and brand diversity, we seek to manage economic risk and drive growth and profitability. By having a presence in all major brands and by avoiding concentration with one manufacturer, we are well positioned to reduce our exposure to specific product supply shortages and changing customer preferences. At the same time, we will seek to continue to increase the proportion of our dealerships that are in markets with favorable demographic characteristics or that are franchises of fast-growing, high margin brands. In particular, we will focus on luxury dealerships (such as BMW, Lexus and Mercedes-Benz) and mid-line import dealerships (such as Honda, Toyota and Nissan). On an ongoing basis we will continue to evaluate the performance of our dealerships to determine if the sale of a particular dealership is advisable.

    FOCUS ON HIGHER MARGIN PRODUCTS AND SERVICES

        While new vehicle sales are critical to drawing customers to our dealerships, used vehicle retail sales, parts, service and collision repair and finance and insurance provide significantly higher margin revenue streams. We currently derive in excess of 68% of our total gross profit from these areas. In addition, we have discipline-specific executives at both the corporate and platform level who focus on both increasing the penetration of current services and expanding the breadth of our offerings to customers. While each of our platforms operates independently in a manner consistent with its specific market's characteristics, each platform will pursue an integrated strategy to grow these higher margin businesses to enhance profitability and stimulate internal growth.

     o FINANCE AND INSURANCE. We intend to continue to bolster our finance and insurance revenues by offering a broad range of conventional finance and lease alternatives to fund the purchase of new and used vehicles. In addition to financing vehicle sales, we intend to expand our already broad offering of customer products like credit insurance, extended service contracts, maintenance programs and a host of other niche products to meet all of our customer needs on a "one stop" shopping basis. Furthermore, based on size and scale, we believe we will be able to continue negotiating with lending institutions and product providers to increase commissions on each of the products and services we sell. Moreover, continued in-depth sales training efforts and innovative computer technologies will serve as important tools in enhancing our finance and insurance profitability.

     o PARTS, SERVICE AND COLLISION REPAIR. Each of our platforms offers parts and performs vehicle service work and substantially all of our platforms operate collision repair centers, all of which provide an important source of recurring higher margin revenues. Currently, gross profit generated from these businesses absorbs 60% of our operating expenses, excluding salespersons' compensation. Expanding this absorption rate through focused marketing and customer relationship management represents a major opportunity for growth.

    DECENTRALIZED DEALERSHIP OPERATIONS

        We believe that decentralized dealership operations on a platform basis empower our retail network to provide market-specific responses to sales, service, marketing and inventory requirements. These operations are complemented by centralized technology and financial controls, as well as sharing of best practices and market intelligence throughout the organization.

        While our administrative headquarters is located in Stamford, Connecticut, the day-to-day responsibility for the dealerships rests with each regional management team. Each of our platforms has a management structure that is intended to promote and reward entrepreneurial spirit and the achievement of team goals.


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


        The chart below depicts our typical platform management structure:


                   AVERAGE EXPERIENCE OF PLATFORM MANAGEMENT


                               PLATFORM CEO/COO
                       36 YEARS IN AUTOMOTIVE INDUSTRY
                         30 YEARS IN THE LOCAL MARKET




    PLATFORM CFO               DIRECTOR OF                 DIRECTOR OF
13 years in automotive  NEW & USED VEHICLE SALES   PARTS, SERVICE AND COLLISION
     industry            21 years in automotive              REPAIR
12 years in the local             industry            30 years in automotive
     market               12 years in the local              industry
                                  market           17 years in the local market



                  DIRECTOR OF                   DIRECTOR OF
                INTERNET SALES             FINANCE AND INSURANCE


        Each of our dealerships is managed by a general manager who has authority over day-to-day operations. The general manager of each dealership is supported by a management team consisting, in most circumstances, of a new vehicle sales manager, a used vehicle sales manager, a finance and insurance manager and parts and service managers. Our dealerships are operated as distinct profit centers, in which the general managers are given significant autonomy. The general managers are responsible for the operations, personnel and financial performance of their dealerships.

        We employ professional management practices in all aspects of our operations, including information technology and employee training. A peer review process is also in place, in which the platform managers address best practices, operational challenges and successes, and formulate goals for other platforms. Platforms utilize computer-based management information systems to monitor each dealership's sales, profitability and inventory on a daily basis. We believe the application of professional management practices provides us with a competitive advantage over many dealerships. In addition, platform management teams' thorough understanding of the local market enables them to effectively run day-to-day operations, recruit new employees and gauge acquisition opportunities in their market area.

    CUSTOMER RELATIONSHIP MANAGEMENT

        We are implementing a CRM initiative to increase customer loyalty and satisfaction and reduce marketing costs by redirecting expenditures from mass media to targeted communications. We expect to create a differentiated customer experience, allowing us to capture a greater percentage of our targeted households' automotive spending. Our CRM initiative includes engaging McKinsey & Company, a leading management consulting firm, to help develop the program and pilot it in Little Rock and St. Louis. We are also investing in a CRM software solution to provide the necessary technological tools.

        We believe the retail auto industry is ripe for CRM given high customer (household) lifetime value, coupled with the industry's historic focus on short-term transactions as opposed to long-term customer retention. In addition to driving incremental new and used purchases over a multi-year


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


    period for a given household, we can benefit from incremental finance and insurance purchases and greater service expenditures, particularly post warranty. We also know that profitability varies dramatically by customer segment, as it does in most retail sectors; thus, we expect to benefit from initiatives that successfully target high value segments.

SALES AND MARKETING

    NEW VEHICLE SALES. Our new vehicle retail sales include new vehicle retail lease transactions and other similar agreements, which are arranged by our individual dealerships. New vehicle leases generally have short terms, which cause customers to return to the dealership more frequently than in the case of financed purchases. In addition, leases provide us with a steady source of late-model, off-lease vehicles for our used vehicle inventory. Generally, leased vehicles remain under factory warranty for the term of the lease, allowing dealerships to provide repair service to the lessee throughout the lease term. Approximately 1.8% of our new vehicle sales revenue is derived from fleet sales, which are generally conducted on a commission basis.

        We design our dealership service to meet the needs of our customers and establish relationships that will result in both repeat business and additional business through customer referrals. Our dealerships employ varying sales techniques to address changes in consumer preference.

        We incentivize our dealership managers to employ more efficient selling approaches, engage in extensive follow-up to develop long-term relationships with customers and extensively train sales staffs to be able to meet customer needs. We continually evaluate innovative ways to improve the buying experience for our customers and believe that our ability to share best practices across our dealerships gives us an advantage over other dealerships.

        We acquire substantially all our new vehicle inventory from manufacturers. Manufacturers allocate limited inventory among their franchised dealers based primarily on sales volume and input from dealers. We finance our inventory purchases through revolving credit arrangements known in the industry as floor plan facilities.

    USED VEHICLE SALES. Used vehicle sales typically generate higher gross margins than new vehicle sales. We intend to grow our used vehicle sales by maintaining a high quality inventory, providing competitive prices and extended service contracts and continuing to enhance our marketing initiatives.

        Profits from sales of used vehicles are dependent primarily on the ability of our dealerships to obtain a high quality supply of used vehicles and effectively manage inventory. New vehicle operations provide our used vehicle operations with a large supply of high quality trade-ins and off-lease vehicles, which we believe are the best sources of attractive used vehicle inventory. We supplement our used inventory with vehicles purchased at auctions.

        Used vehicles are generally offered at our dealerships for 45 to 60 days on average, after which, if they have not been sold to a retail buyer, they are either sold to an outside dealer or offered at auction. During 2000, approximately 77% of used vehicles sales were made to retail buyers. We may transfer used vehicles among dealerships to provide balanced inventories of used vehicles at each of our dealerships. We believe that acquisitions of additional dealerships will expand the internal market for transfer of used vehicles among our dealerships and, therefore, increase the ability of each dealership to offer a balanced mix of used vehicles. We developed integrated computer inventory systems allowing us to coordinate vehicle transfers among our dealerships, primarily on a regional basis.

        Several steps have been taken towards building client confidence in our used vehicle inventory, one of which includes participation in the manufacturers' certification processes which are available only to new vehicle franchises. This process makes certain used vehicles eligible for new vehicle benefits such as new vehicle finance rates and extended manufacturer warranties. In addition, each dealership offers extended warranties on our used car sales.

    FINANCE AND INSURANCE. We arranged customer financing on over 70% of the vehicles we sold in 2000, approximately 99% of which was non-recourse to us. These transactions generate commission revenue from indirect lenders, including manufacturer captive finance arms. In addition to finance commissions, each of these transactions creates other opportunities for more profitable sales, such as extended service contracts and various insurance-related products for the consumer. Our size and volume capabilities


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



    motivate vendors to provide these products at substantially reduced fees compared to the industry average which result in competitive advantages as well as acquisition synergies. Furthermore, many of the insurance products we sell result in additional underwriting profits and investment income yields based on portfolio performances.

    PARTS, SERVICE AND COLLISION REPAIR. Historically, the automotive repair industry has been highly fragmented. However, we believe that the increased use of advanced technology in vehicles has made it difficult for independent repair shops to achieve the expertise required to perform major or technical repairs. Additionally, manufacturers permit warranty work to be performed only at franchised dealerships. As a result, unlike independent service stations or independent and superstore used car dealerships with service operations, our franchised dealerships are qualified to perform work covered by manufacturer warranties. Given the increasing technological complexity of motor vehicles and the trend toward extended manufacturer and dealer warranty periods for new vehicles, we believe that an increasing percentage of repair work will be performed at franchised dealerships.

        Our profitability in parts and service can be attributed to our comprehensive management system, including the use of variable rate pricing structures, cultivation of strong client relationships through an emphasis on preventive maintenance and the efficient management of parts inventory.

        We use variable rate structures designed to reflect the difficulty and sophistication of different types of repairs to compensate employees working in parts and service. The percentage mark-ups on parts are also variably priced based on market conditions for different parts. We believe that variable rate pricing helps us to achieve overall gross margins in parts and service superior to those of certain competitors who rely on fixed labor rates and percentage markups.

        One of our major goals is to retain each vehicle purchaser as a long-term customer of our parts and service department. Currently, only 30% of customers return to our dealerships for other services after the vehicle warranty expires. Significant opportunity for growth exists in the auxiliary services part of our business. Each dealership has systems in place to track customer maintenance records and notify owners of vehicles purchased at the dealerships when their vehicles are due for periodic services. Service and repair activities are an integral part of our overall approach to customer service.

    ADVERTISING. Our largest advertising medium is local newspapers, followed by radio, television, direct mail and the yellow pages. The retail automotive industry has traditionally used locally produced, largely unprofessional materials, often developed under the direction of each dealership's general manager. Each of our platforms has created common marketing materials for their dealerships using professional advertising agencies. Our corporate chief marketing officer helps oversee and share creative materials and general marketing best practices across platforms. Our total company marketing expense for 2000 was $42.2 million which translates into an average of $273 per retail vehicle. Historically, approximately 75% of the total amount spent on new car advertising in our markets has been paid by manufacturers.

    COMMITMENT TO CUSTOMER SERVICE. We are focused on providing a high level of customer service to meet the needs of an increasingly sophisticated and demanding automotive consumer. We strive to cultivate lasting relationships with our customers, which we believe enhances the opportunity for significant repeat and referral business. For example, our platforms regard service and repair activities as an integral part of the overall approach to customer service, providing an opportunity to foster ongoing relationships with customers and deepen loyalty.

    INTERNET AND E-COMMERCE. We believe that the growth of the Internet and e-commerce represents a new opportunity to build our platforms' brands and expand the geographic borders of their markets. We are applying e-commerce to our strategy of executing professionally developed best practices under the supervision of discipline-specific central management throughout our autonomous platforms. We believe that our e-commerce strategy constitutes a coherent, cost-effective and sustainable approach to the growth of the Internet that favorably compares to the limited efforts undertaken to date by many independent dealerships.

        At the corporate level, information technology-e-commerce executives set the parameters of our overall e-commerce strategy. Our strategy mandates that each platform establish a website that incorporates a professional design to reinforce the platform's unique brand and advanced functionalities to ensure that the website can hold the attention of customers and perform the informational and interactive functions for which the Internet is uniquely suited. We have a


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


    relationship with CarsDirect that provides us with an important source of Internet sales referrals and, to a lesser extent, prepackaged retail transactions, reducing our need to rely on referrals from less reliable or more costly sources. Manufacturer website links also provide our platforms with key sources of referrals.

        Our commitment to e-commerce flows through to the platform level. Each platform maintains an e-commerce department, staffed with dedicated personnel, to promote the platform's brand over the World Wide Web and capitalize on Internet-originated sales leads. Many platforms use the Internet to communicate with customers both prior to vehicle purchase and after purchase to coordinate and market maintenance and repair services. Finally, each platform utilizes the Internet as an integral part of its overall branding and advertising efforts by ensuring that its website is aggressively promoted and periodically upgraded.

    MANAGEMENT INFORMATION SYSTEM. We consolidate financial, accounting and operational data received from our dealers nationwide through an exclusive private communication network.

        The data from the dealers is gathered and processed through their individual dealer management system. All our dealers use software from ADP, Inc., Reynolds & Reynolds, Co. or UCS, Inc. as their dealer management system. Our systems strategy allows for our platforms to choose the dealer management system that best fits their daily operational needs. We aggregate the information from the three disparate systems at our corporate headquarters to create one single view of the business, using the Hyperion financial systems.

        Our information technology allows us to quickly integrate and aggregate the information from a new acquisition. By creating a connection over our private network between the dealer management system and corporate Hyperion financial systems, corporate management can quickly view the financial, accounting and operational data of the newly acquired dealer. In that way we can efficiently integrate the acquired dealer into our operational strategy.

COMPETITION

     In new vehicle sales, our platforms compete with other franchised dealerships in their regions. We do not have any cost advantage in purchasing new vehicles from the manufacturers. Instead, we rely on advertising and merchandising, sales expertise, service reputation and location of our dealerships to sell new vehicles. In recent years, automobile dealers have also faced increased competition in the sale or lease of new vehicles from independent leasing companies, on-line purchasing services and warehouse clubs. Our used vehicle operations compete with other franchised dealers, independent used car dealers, automobile rental agencies and private parties for supply and resale of used vehicles. See "Risk Factors -- Substantial competition in automobile sales may adversely affect our profitability."

     In our vehicle financing business, we compete with direct consumer lending institutions such as local banks, savings and loans and credit unions, including through the internet. Our ability to offer manufacturer-subsidized financing terms as part of an incentive-based sales strategy can place us at a competitive advantage relative to independent financing companies. We also compete in this area based on:

     o interest rates; and
     o convenience of "one stop shopping," which we offer by arranging vehicle financing at the point of purchase.
We seek to reduce our cost of funds, and as a result, the interest rates we charge, through leveraging our volume of business to obtain discounted terms.

     We compete against other franchised dealers to perform warranty repairs and against other automobile dealers, franchised and independent service centers for non-warranty repair and routine maintenance business. We compete with other automobile dealers, service stores and auto parts retailers in our parts operations. We believe that the principal competitive factors in parts and service sales are the use of factory-approved replacement parts, price, the familiarity with a manufacturer's brands and models and the quality of customer service. A number of regional and national chains offer selected parts and services at prices that may be lower than our prices.

FACILITIES

     We have 126 franchises situated in 86 dealership locations throughout nine states. We lease 49 of these locations and own the remainder. In addition, we operate 23 collision repair centers.

                                  Dealerships          Collision Repair Centers

                             Owned         Leased        Owned         Leased

Arkansas                      0              6              1              1
Atlanta                       7              4              1              3
Jacksonville                 13              2              5              1
Mississippi                   5              2              0              0
North Carolina                7              4              1              0


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


Oregon                        0             10              0              2
St. Louis                     5              0              1              0
Tampa                         0             12              0              2
Texas                         0              9              0              5
                             --             --             --             --

Total                        37             49              9             14
                             ==             ==             ==             ==


     We lease our corporate headquarters, which is located at 3 Landmark Square, Suite 500 in Stamford, Connecticut.

FRANCHISE AGREEMENTS

     Each of our dealerships operates pursuant to franchise agreements between the applicable manufacturer and the dealership. The typical automotive franchise agreement specifies the locations at which the dealer has the right and obligation to sell the manufacturer's automobiles and related parts and products and to perform certain approved services. The franchise agreement grants the dealer the non-exclusive right to use and display the manufacturer's trademarks, service marks and designs in the form and manner approved by the manufacturer.

     The allocation of new vehicles among dealerships is subject to the discretion of the manufacturer, which generally does not guarantee exclusivity. A franchise agreement may impose requirements on the dealer concerning such matters as the showrooms, the facilities and equipment for servicing vehicles, the maintenance of inventories of vehicles and parts, the maintenance of minimum net working capital, achieving certain minimum standards on customer service and satisfaction surveys, and the training of personnel. Compliance with these requirements is closely monitored by the manufacturer. In addition, many manufacturers require each dealership to submit monthly and annual financial statements.

     We are subject to additional provisions contained in supplemental agreements, framework agreements or franchise addenda, which we collectively refer to as "franchise framework agreements." Many of our dealerships are also subject to these agreements. Franchise framework agreements impose requirements similar to those discussed above, as well as limitations on changes in our ownership or management and limitations on the number of a particular manufacturer's franchises we may own. In addition, we are party to an agreement with General Motors Corporation under which we have divested ourselves of and agreed not to acquire Saturn franchises.

     PROVISIONS FOR TERMINATION OR NON-RENEWAL OF FRANCHISE AGREEMENTS. Most franchise agreements expire after a specified period of time, ranging from one to five years, and we expect to renew expiring agreements in the ordinary course of business. Typical franchise agreements provide for termination or non-renewal by the manufacturer under certain circumstances, including insolvency or bankruptcy of the dealership, failure to adequately operate the dealership, failure to maintain any license, permit or authorization required for the conduct of business, or material breach of other provisions of the franchise agreement. Some of our franchise agreements and franchise framework agreements provide that the manufacturer may acquire our dealerships or terminate the franchise agreement if a person or entity acquires an equity interest above a specified level (ranging from 20% to 50% depending on the particular manufacturer's restriction) in us without the approval of the applicable manufacturer. This trigger can fall to as low as 5% if the entity acquiring the equity interest in us is another automobile manufacturer or a felon whose conviction stems from fraudulent sales practices or violations of state or federal consumer protection laws. Some manufacturers also restrict changes in the membership of our board of directors. Although our franchise agreements may not be renewed or may be terminated prior to the conclusion of their terms, manufacturers have rarely chosen to take such action. Further, as discussed below, state dealer laws substantially limit the ability of manufacturers to terminate or fail to renew franchise agreements. See "Risk Factors -- If we fail to obtain renewals of one or more of our franchise agreements from vehicle manufacturers on favorable terms, or if one or more of our franchise agreements are terminated, our operations could be significantly compromised."

     MANUFACTURERS' LIMITATIONS ON ACQUISITIONS. We are required to obtain the consent of the applicable manufacturer before we can acquire any additional dealership franchises. Six of our manufacturers impose limits on the number of dealerships we are permitted to own at the metropolitan, regional and national levels. These limits vary according to the agreements we have with each of the manufacturers but


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


     are generally based on fixed numerical limits or on a fixed percentage of the aggregate sales of the manufacturer. We currently own the maximum number of dealerships allowed under our franchise agreement with Acura and have only one more dealership available for Jaguar. We are also approaching the ownership limits allocated under our framework franchise agreement with Toyota. Unless we renegotiate these franchise agreements or receive the consent of the manufacturers, we may be prevented from making further acquisitions upon reaching the limits provided for in these framework franchise agreements.

     STATE DEALER LAWS. We operate in states that have state dealer laws limiting manufacturers' ability to terminate dealer franchise agreements. We are basing the following discussion of state dealer laws on our understanding of these laws and therefore, the description may not be accurate. State dealer laws generally provide that it is a violation for manufacturers to terminate or refuse to renew franchise agreements unless they provide written notice to the dealers setting forth good cause and stating the grounds for termination or nonrenewal. State dealer laws typically require 60 to 90 days advance notice to dealers prior to termination or nonrenewal of a franchise agreement. Some state dealer laws allow dealers to file protests or petitions within the notice period and allow dealers an opportunity to comply with the manufacturers' criteria. These statutes also provide that manufacturers are prohibited from unreasonably withholding approval for a proposed change in ownership of the dealership. Acceptable grounds for disapproval include material reasons relating to the character, financial ability or business experience of the proposed transferee. See "Risk Factors -- If state dealer laws are repealed or weakened, our dealerships will be more susceptible to termination, non-renewal or re-negotiation of their franchise agreements."

GOVERNMENTAL REGULATIONS

     A number of federal, state and local regulations affect our marketing, selling, financing and servicing of automobiles. The nine platforms also are subject to state laws and regulations relating to business corporations generally.

     Under various state laws, each of our dealerships must obtain a license in order to establish, operate or relocate a dealership or provide certain automotive repair services. These laws also regulate conduct of our businesses, including advertising and sales practices. Other states into which we may expand our operations in the future are likely to have similar requirements.

     Our financing activities with our customers are subject to federal truth-in-lending, consumer leasing and equal credit opportunity regulations as well as state and local motor vehicle finance laws, installment finance laws, insurance laws, usury laws and other installment sales laws. Some states regulate finance fees that may be paid as a result of vehicle sales. Penalties for violation of any of these laws or regulations may include revocation of necessary licenses, assessment of criminal and civil fines and penalties, and in certain instances, create a private cause of action for individuals. We believe that we comply substantially with all laws and regulations affecting our business and do not have any material liabilities under such laws and regulations and that compliance with all such laws and regulations will not, individually or in the aggregate, have a material adverse effect on our capital expenditures, earnings, or competitive position, and we do not anticipate that such compliance will have a material effect on us in the future. See "Risk factors -- Governmental regulations and environmental regulation compliance costs may adversely affect our profitability."

ENVIRONMENTAL MATTERS

     We are subject to a wide range of environmental laws and regulations, including those governing discharges into the air and water, the storage of petroleum substances and chemicals, the handling and disposal of wastes and the remediation of contamination. As with automobile dealerships generally, and service and parts and collision repair center operations in particular, our business involves the generation, use, handling and disposal of hazardous or toxic substances and wastes. Operations involving the management of wastes are subject to requirements of the Federal Resource Conservation and Recovery Act and comparable state statutes. Pursuant to these laws, federal and state environmental agencies have established approved methods for handling, storage, treatment, transportation and disposal of regulated substances and wastes with which we must comply.

     Our business also involves the use of above ground and underground storage tanks. Under applicable laws and regulations, we are responsible for the proper use, maintenance and abandonment of our regulated storage tanks and for remediation of subsurface soils and groundwater impacted by releases


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

from existing or abandoned storage tanks. In addition to these regulated tanks, we own, operate, or have otherwise closed in place other underground and above ground devices or containers (such as automotive lifts and service pits) that may not be classified as regulated tanks, but which could or may have released stored materials into the environment, thereby potentially obligating us to clean up any soils or groundwater resulting from such releases.

     We are also subject to laws and regulations governing remediation of contamination at or from our facilities or to which we send hazardous or toxic substances or wastes for treatment, recycling or disposal. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on those that are considered to have contributed to the release of a "hazardous substance". Responsible parties include the owner or operator of the site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances released at such sites. These responsible parties may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances.

     Further, the Federal Clean Water Act, and comparable state statutes prohibit discharges of pollutants into regulated waters without the necessary permits, require containment of potential discharges of oil or hazardous substances and require preparation of spill contingency plans. We believe that we are in material compliance with those wastewater discharge requirements as well as requirements for the containment of potential discharges and spill contingency planning.

     Environmental laws and regulations are very complex and it has become difficult for businesses that routinely handle hazardous and non-hazardous wastes to achieve and maintain full compliance with all applicable environmental laws. From time to time we experience incidents and encounter conditions that will not be in compliance with environmental laws and regulations. However, none of our dealerships have been subject to any material environmental liabilities in the past and we do not anticipate that any material environmental liabilities will be incurred in the future. Nevertheless, environmental laws and regulations and their interpretation and enforcement are changed frequently and we believe that the trend of more expansive and stricter environmental legislation and regulations is likely to continue. Hence, there can be no assurance that compliance with environmental laws or regulations or the future discovery of unknown environmental conditions will not require additional expenditures by us, or that such expenditures would not be material. See "Risk Factors -- Governmental regulations and environmental regulation compliance costs may adversely affect our profitability."

EMPLOYEES

     As of June 30, 2001, we employed approximately 7,030 people, of whom approximately 590 were employed in managerial positions, approximately 1,800 were employed in non-managerial sales positions, approximately 3,800 were employed in non-managerial parts and service positions, approximately 650 were employed in administrative support positions and approximately 200 were employed in non-managerial finance and insurance positions. We intend, upon completion of the offering, to provide certain executive officers and managers with options to purchase common stock and believe this equity incentive will be attractive to our existing and prospective employees. See "Management -- 2001 Stock Option Plan".

     We believe our relationship with our employees is favorable. None of our employees are represented by a labor union. Because of our dependence on vehicle manufacturers, however, we may be affected by labor strikes, work slowdowns and walkouts at vehicle manufacturers' production facilities.

LEGAL PROCEEDINGS AND INSURANCE

     From time to time, we and our nine platforms are named in claims involving the manufacture of automobiles, contractual disputes and other matters arising in the ordinary course of our business. Currently, no legal proceedings are pending against us or the nine platforms that, in management's opinion, could be expected to have a material adverse effect on our business, financial condition or results of operations.

     Because of their vehicle inventory and nature of business, automobile retail dealerships generally require significant levels of insurance covering a broad variety of risks. Our insurance program includes two umbrella policies with a total per occurrence and aggregate limit of $100 million. We also have insurance on our real property, comprehensive coverage for our vehicle inventory, garage liability and general liability insurance, employee dishonesty insurance and errors and omissions insurance in connection with our vehicle sales and financing activities.

INDUSTRY OVERVIEW

     Automotive retailing, with 2000 industry sales of approximately $1 trillion, is the largest consumer retail market in the U.S., representing approximately 9% of gross domestic product according to figures provided by the Bureau of Economic Analysis. Since 1996, retail new vehicle unit sales have grown at a 3.5% compound annual rate. Over the same period, retail used vehicle units have grown at a 1.4% compound annual rate. Retail sales of new vehicles, which are conducted exclusively through new vehicle dealers, were approximately $386 billion in 2000. In addition, used vehicle sales in 2000 were estimated at $367 billion, with approximately $306 billion in sales by franchised and independent dealers and the balance in privately negotiated transactions.

     Of the approximately 17.4 million new vehicles sold in the United States in 2000, approximately 28.3% were manufactured by General Motors Corporation, 24.1% by Ford Motor Company, 15.7% by Daimler Chrysler Corporation, 9.3% by Toyota Motor Corp., 6.7% by Honda Motor Co., Ltd., 4.3% by Nissan Motor Co., Ltd. and 11.6% by other manufacturers. Sales of used vehicles have increased over the past five years, primarily as a result of the greater availability of newer used vehicles due to the increased popularity of short-term leases. Approximately 44 million used vehicles were sold in 2000. Franchised dealers accounted for 16.2 million, or 37% of all used vehicle units sold. Independent lots accounted for 31% with the balance accounted for in privately negotiated transactions.

     INDUSTRY CONSOLIDATION. Franchised dealerships were originally established by automobile manufacturers for the distribution of new vehicles. In return for granting dealers exclusive distribution rights within specified territories, manufacturers exerted significant influence over their dealers by limiting the transferability of ownership in dealerships, designating the dealership's location, and managing the supply and composition of the dealership's inventory. These arrangements resulted in the proliferation of small, single-owner operations that, at their peak in the late 1940's, totaled almost 50,000. As a result of competitive, economic and political pressures during the 1970's and 1980's, significant changes and consolidation occurred in the automotive retail industry. One of the most significant changes was the increased penetration by foreign manufacturers and the resulting loss of market share by domestic manufacturers, which forced many dealerships to close or sell to better capitalized dealership groups. According to industry data, the number of franchised dealerships has declined from approximately 28,750 in 1978 to approximately 22,000 in 2000. Although significant consolidation has taken place since the automotive retailing industry's inception, the industry today remains highly fragmented, with the largest 100 dealer groups generating less than 10% of total sales revenues and controlling less than 8% of all franchised dealerships.

       We believe that further consolidation is likely due to increased capital requirements of dealerships, the limited number of viable alternative exit strategies for dealership owners, and the desire of certain manufacturers to strengthen their brand identity by consolidating their franchised dealerships. We also believe that an opportunity exists for dealership groups with significant equity capital and experience in identifying, acquiring and professionally managing dealerships, to acquire additional dealerships for cash, stock, debt or a combination thereof. Publicly-owned dealer groups, such as ours, are able to offer prospective sellers tax advantaged transactions through the use of publicly traded stock which may, in certain circumstances, make them more attractive to prospective sellers.

     INDUSTRY OPPORTUNITIES. In addition to new and used vehicles, dealerships offer a wide range of other products and services, including repair and warranty work, replacement parts, extended warranty coverage, financing and insurance. In 2000, the typical dealership's revenue consisted of 60% new vehicle sales, 29% used vehicle sales, and 11% parts and services. Sales of used vehicles by franchised dealers have increased over the past five years, primarily as a result of the substantial increase in new vehicle prices and the greater availability of newer used vehicles due to the increased popularity of short-term leases. Franchised dealers retailed 16.2 million used vehicles in 2000, amounting to only 37% of all used vehicles sold in the U.S. Independent used vehicle dealers and private transactions accounted for the rest of the 43.9 million used vehicles sold in 2000.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Set forth below are the names of our executive officers and directors, together with their ages and positions.

Name                             Age    Position

Thomas R. Gibson                  58    Chairman of the Board
Brian E. Kendrick                 47    President and Chief Executive Officer
Thomas F. "Mack" McLarty, III     55    Vice Chairman of the Company
Thomas F. Gilman                  50    Vice President and Chief Financial Officer
Thomas G. McCollum                45    Vice President - Finance and Insurance
Phillip R. Johnson                52    Vice President - Human Resources
Donna M. Colorito                 49    Vice President - I.T. and E-Commerce
Allen T. Levenson                 38    Vice President - Marketing and Customer Experience
Timothy C. Collins                44    Director
Ian K. Snow                       32    Director
John M. Roth                      43    Director
C.V. "Jim" Nalley                 58    Director
B. David McDavid                  59    Director
Charles B. Tomm                   55    Director

     Set forth below is a brief description of our directors' and executive officers' business experience.

     THOMAS R. GIBSON is the chairman of our board of directors. He is one of our founders and has served as chairman of our board since the board's creation in 1995. Mr. Gibson has over 30 years experience in the automotive retailing industry. Prior to joining us, he served as president and chief operating officer of Subaru of America. Mr. Gibson was part of Lee Iacocca's management team at Chrysler from 1980 to 1982, where he served as director of marketing operations and general manager of import operations. He began his career in 1967 with the Ford Motor Company and held key marketing and field management positions in both the Lincoln-Mercury and Ford divisions. Mr. Gibson is a graduate of DePauw University and holds a master's in business administration from Harvard University.

     BRIAN E. KENDRICK is our president and chief executive officer, and has served in this capacity since February 2000. Before he joined us, Mr. Kendrick served as president and chief executive officer of DFS Limited, a San Francisco-based leading distributor of luxury goods, which is majority owned by LMH Moet Hennessy Louis Vuitton. From 1991 to 1998, Mr. Kendrick served as vice chairman and chief operating officer of Saks Holdings, Inc., the holding company of the Saks Fifth Avenue luxury retail chain. For 12 years, Mr. Kendrick served as chief financial officer in the large regional department store chain, Maison Blanche. He also served as the Commissioner of Administration (chief operating officer) of the State of Louisiana in 1986 and 1987. Mr. Kendrick graduated from Louisiana State University and is a certified public accountant.

     THOMAS F. "MACK" McLARTY, III has served as our vice chairman since May 2000. Mr. McLarty is also the president and chief executive officer of our Arkansas platform. Mr. McLarty began his 32-year career in the automotive retailing industry by building McLarty Leasing Systems, the platform his grandfather founded, into one of America's largest transportation companies. Mr. McLarty also serves as vice chairman of Kissinger McLarty & Associates, an international consulting firm formed in 1999 by the merger of Mr. McLarty's and Dr. Henry Kissinger's consulting operations. Mr. McLarty joined Arkla Gas Company's board of directors in 1976, and from 1983 to 1992 he was Arkla
Inc.'s chairman and chief executive officer. Between 1992 and 1998, Mr. McLarty served as White House Chief of Staff, Special Envoy of the Americas and Counselor to President Bill Clinton. He also was appointed to the National Petroleum Council by President George H. W. Bush and served on the St. Louis Federal Reserve Board from 1989 until joining the White House in 1992.
Mr. McLarty graduated summa cum laude from the University of Arkansas.

     THOMAS F. GILMAN has served as our vice president and chief financial officer since April 2001. Prior to joining us, Mr. Gilman spent 25 years with Chrysler Corporation in various positions where he accumulated broad finance experience in all areas of the company. From 1990 to 1994, he was responsible for Chrysler Corporation's credit operations, extending financial assistance to automotive retail dealers and distributors worldwide. In 1995, Mr. Gilman headed the finance organization at Chrysler Financial Company, L.L.C. where he became chief financial officer of the captive finance company. Mr. Gilman graduated from Villanova University with a bachelor's degree in finance.

     THOMAS G. McCOLLUM has been our vice president of finance and insurance since April of 2001. Mr. McCollum has over 25 years of experience in finance and insurance. Before he joined us, Mr. McCollum served nine years as executive vice president for Aon's Resource Group (formally Pat Ryan & Associates). He joined Aon in 1981 where he employed innovative, customer focused finance and insurance programs to improve same store results. Mr. McCollum holds a bachelor's degree in business from Sam Houston University.

     PHILLIP R. JOHNSON has been our vice president of human resources since June of 2000. Mr. Johnson has held top human resources positions in large national and regional retail companies for the past 22 years. From 1994 to 1998 he served as senior vice president of human resources at Entex Information Services, a national personal computer systems integrator. Mr. Johnson served as executive vice president of human resources at Macy's East from 1993 to 1994, and as senior vice president of human resources at Saks Fifth Avenue from 1991 to 1993. He has also held senior human resources positions at Marshall Fields and Gimbels. Mr. Johnson holds a bachelor's degree and master's in business administration from the University of Florida.

     DONNA M. COLORITO has served as our vice president of information technology and e-commerce since June of 2000. Ms. Colorito has 16 years experience in the automotive retailing industry. Ms. Colorito joined Volvo Cars of North America in 1985, where she served in various capacities. From 1997 to 2000, she served as Volvo's dealer systems and e-commerce manager, where she was responsible for implementing Volvo's proprietary dealer system in all of its 400 North American dealerships. Ms. Colorito began her career in 1982 at Lederle Laboratories as a systems analyst. Ms. Colorito holds a master's of business administration in information systems from Pace University and a bachelor's degree from the State University of New York at Albany.

     ALLEN T. LEVENSON has served as vice president of customer experience and chief marketing officer for Asbury Automotive Group since March 2001. In 1999, Mr. Levenson co-founded a business-to-consumer E-commerce company, Gazelle.com. From 1998 to 1999, he served as Vice President of Marketing for United Rentals, the market leader and consolidator in the equipment rental industry. From 1996 to 1998, he served as vice president of sales and marketing for Petroleum Heat & Power, and he also served as Vice President of Marketing for The Great Atlantic & Pacific Tea Company from 1993 to 1996. Mr. Levenson began his career in 1985 with two leading strategy consulting firms, McKinsey & Company and Bain & Company. He received his undergraduate degree from Tufts University and a master's in business administration from the Wharton School at the University of Pennsylvania.

     TIMOTHY C. COLLINS has served as a member of our board of directors since 1996. Mr. Collins founded Ripplewood Holdings L.L.C. in 1995 and currently serves as its Chief Executive Officer. In addition, he is co-head of RHJ Industrial Partners, an affiliate of Ripplewood Holdings L.L.C.. From 1991 to 1995, Mr. Collins managed the New York office of Onex Corporation, a leveraged buy-out group headquartered in Canada. Previously, Mr. Collins was a vice president at Lazard Freres & Company and held various positions at Booz, Allen & Hamilton and Cummins Engine Company. He also currently serves on the board of directors of Ripplewood Holdings L.L.C., The Strong Schafer Value Fund, Shinsei Bank, Ltd. (formerly The Long-Term Credit Bank of Japan, Limited), Western Multiplex Corporation, Kraton Polymers L.L.C. and various other privately held Ripplewood portfolio companies. Mr. Collins received a master's in business administration from Yale University's School of Organization and Management and a bachelor's degree in philosophy from DePauw University.

     IAN K. SNOW has served as a member of our board of directors since 1996, and a member of our compensation committee since 1996. He is a managing director at Ripplewood Holdings L.L.C.. Prior to joining Ripplewood in 1995, Mr. Snow was a financial analyst in the Media Group at Salomon Brothers Inc., where he focused on strategic advisory and capital raising assignments for clients in the media industry. He also currently serves on the board of directors of Kraton Polymers L.L.C., a privately held Ripplewood portfolio company. Mr. Snow received a bachelor's degree in history from Georgetown University.

     JOHN M. ROTH has been a member of our board of directors since our board was established in 1996. Mr. Roth joined Freeman Spogli in 1988, and became a general partner in 1993. Mr. Roth served in Kidder, Peabody & Company, Inc.'s mergers and acquisitions group from 1984 to 1988. He is also a member of the board of directors of Advance Stores Incorporated, AFC Enterprises, Inc., Galyan's Trading Company, Inc. and a number of privately held corporations.
Mr. Roth holds a bachelor's degree and master's in business administration from the Wharton School at the University of Pennsylvania.

     CLARENCE V. "JIM" NALLEY has served as a director since 2000. He is the president and chief executive officer of our Atlanta platform. Mr. Nalley has over 30 years of automotive retailing experience. His platform consisted of nine franchises when he joined us. He formerly served as the President of the Metro Atlanta Chevrolet Dealers Association and as Chairman of the PACCAR National Distributors Council. Mr. Nalley holds a bachelor's degree from the University of Georgia.

     B. DAVID McDAVID has been a member of our board of directors since 2000. He is the president and chief executive officer of our Texas platform. Mr. McDavid has operated domestic auto dealerships for 38 years and import dealerships for 29 years. He established his first dealership, a General Motors dealership in Weatherford, Texas, in 1962, and owned 12 franchises in four Texas markets before joining us. He graduated from the General Motors Institute Dealership Management Program in Flint, Michigan. Mr. McDavid has served on numerous dealer advisory councils for Acura, Honda and General Motors franchises.

     CHARLES B. TOMM has been a member of our board of directors since 2000. Mr. Tomm is president and chief operating officer of our Jacksonville platform. Mr. Tomm joined the platform in 1994, before it was acquired by us, as its vice president, chief financial officer and general counsel. He became our executive vice president in January of 1996, and assumed his present responsibilities in 1997. Mr. Tomm has a broad and varied business background. He has held executive positions with publicly-held companies including Schlumberger Ltd. and Arkansas Best Corporation. Mr. Tomm is a member of the board of trustees of Washington & Lee University and Jacksonville's Museum of Science and History. Mr. Tomm holds a bachelor's degree and law degree from Washington & Lee University and an L.L.M. in taxation from New York University. He is admitted to practice law in Florida, Georgia, New York and North Carolina.

BOARD OF DIRECTORS

     Our board of directors currently consists of Messrs. Timothy C. Collins, Ian K. Snow, John M. Roth, C.V. Nalley, Thomas R. Gibson, B. David McDavid, Brian E. Kendrick and Charles B. Tomm. We will appoint three independent directors to serve on our board in addition to these directors within 90 days after this offering.

COMMITTEES OF THE BOARD OF DIRECTORS

     AUDIT COMMITTEE. We have an audit committee consisting of Messrs. Ian K. Snow and John M. Roth. The audit committee has responsibility for, among other things:

     o recommending to the board of directors the selection of our independent auditors,

     o reviewing and approving the scope of the independent auditors' audit activity and extent of non-audit services,

     o reviewing with management and the independent accountants the adequacy of our basic accounting systems and the effectiveness of our internal audit plan and activities,

     o reviewing with management and the independent accountants our financial statements and exercising general oversight of our financial reporting process and

     o reviewing litigation and other legal matters that may affect our financial condition and monitoring compliance with our business ethics and other policies.

     The current members of our audit committee will be replaced by the three independent directors we will appoint within 90 days after this offering.

     COMPENSATION COMMITTEE. The compensation committee consists of Messrs. Timothy C. Collins, Ian K. Snow and John M. Roth. This committee has general supervisory power over, and the power to grant awards under, the 1999 option plan and the 2001 stock option plan. The compensation committee has responsibility for, among other things, reviewing the recommendations of the chief executive officer as to the appropriate compensation of our principal executive officers and certain other key personnel, periodically examining the general compensation structure and supervising our welfare, pension and compensation plans.

DIRECTORS' COMPENSATION

     Directors who are full-time employees of ours will not receive a retainer or fees for service on our board of directors or on committees of our board. Members of the board of directors who are not our full-time employees will receive annual fees for attendance at each meeting of the board of directors. Directors also receive the use of one demonstrator vehicle or the economic equivalent.

EXECUTIVE COMPENSATION, EMPLOYMENT AGREEMENTS

     The following table sets forth certain summary information concerning the compensation provided by us in 2000 to our executive management team.

                          SUMMARY COMPENSATION TABLE


                                                                        ANNUAL COMPENSATION
                                                                                               Common Stock
                                                                                                Underlying       Other Annual
     Name and Position                              Year           Salary           Bonus         Options        Compensation
     -----------------                              ----           ------           -----         -------        ------------
Brian E.  Kendrick,  President  & Chief  Executive  2000          $750,000         $750,000      [       ]        $  99,061 (1)
    Officer

Thomas R. Gibson, Chairman                          2000           525,000                0      [       ]          109,192 (2)

Thomas F. "Mack" McLarty, III, Vice Chairman        2000           300,000                0      [       ]

Phillip R. Johnson, Vice President-Human            2000           133,846           56,000      [       ]           5,457 (3)
    Resources

Donna M. Colorito, Vice President I.T. and          2000            94,231           30,000      [       ]           5,240 (4)
    E-Commerce

         (1) $38,146 represents a tax gross-up of income.
         (2) $47,805 represents a tax gross-up of income.
         (3) $5,365 represents payments for automobile use.
         (4) $5,180 represents payments for automobile use.

     EMPLOYMENT AGREEMENTS

        Several of our executive officers are entitled to compensation under the terms of employment agreements with us and under the terms of our Third Amended and Restated Limited Liability Company Agreement, dated February 1, 2000, which we refer to in this section of the prospectus as our "L.L.C. agreement". Both our L.L.C. agreement and the employment agreements described below are included as exhibits to the registration statement of which this prospectus forms a part, and the following summary of these agreements is qualified in its entirety by reference to these exhibits.

        BRIAN E. KENDRICK. Mr. Kendrick has an employment agreement with us to serve as President and Chief Executive Officer. The agreement is for a term starting December, 2000, and ending on December 31, 2002. Prior to beginning his employment with us, Mr. Kendrick received a signing bonus in November 1999 for $1,500,000. His agreement provides for an annual base salary of $750,000 and incentive compensation of up to two times the base salary based upon objectives set by the board of directors. Mr. Kendrick has the option to receive compensation in the form of equity interests in us.

        Under our L.L.C. agreement, we issued to Mr. Kendrick carried interests in us. These carried interests, which are interests in an increase in our value, will be converted into options for the purchase of our common stock upon the completion of this offering.

        In addition to the of options Mr. Kendrick received in exchange for his carried interest, he will receive a combination of cash and options equal to 2% of our shares of common stock outstanding after the completion of this offering. The strike price of these options will be the sum of (i) two times our book value as of January 1, 2000, plus (ii) any increase in our net book value after January 1, 2000 through the date of this prospectus, divided by the number of shares of our common stock outstanding immediately after the completion of this offering.

        If Mr. Kendrick's employment is terminated for any reason other than voluntary resignation, cause, death or disability, he is entitled to two times the present value of his base salary and target bonus. The target bonus for 2001 will be equal to $750,000, and the target bonus for 2002 will be equal to the average of Mr. Kendrick's 2001 bonus and $750,000. During Mr. Kendrick's employment term and for the next two years, he is subject to non-compete and non-solicitation provisions.

    THOMAS R. GIBSON. Mr. Gibson has an employment agreement with us to serve as chairman of our board of directors for a term that may be extended by us. During the term of his agreement, Mr. Gibson will receive an annual salary as follows: (i) for the period January 1, 2001, through March 16, 2001, a prorated salary based upon the rate of $525,000 per year and (ii) for the period beginning March 17, 2001 to the termination of his employment with us, a prorated salary based upon the rate of $250,000 per year. In April 2001, we paid Mr. Gibson $2,250,000 in cash in exchange for his carried interest. Mr. Gibson was issued the carried interest under our L.L.C. agreement.

         If we terminate Mr. Gibson without cause or if he leaves for good reason, we will pay him his base salary for the balance of his employment term under the contract. During the term of Mr. Gibson's employment and for one year after the termination of his contract, he is subject to a non-compete provision. During the term of Mr. Gibson's employment and for three years after the termination of his contract, he is subject to a non-solicitation provision.

    THOMAS F. "MACK" MCLARTY. Mr. McLarty entered into an employment agreement with us to provide management and consulting services for a term of three years beginning February 23, 1999. Under this employment agreement Mr. McLarty received an annual base salary of $175,000 and was entitled to a discretionary performance-based bonus. On May
    15, 2000, Mr. McLarty's employment contract was amended upon his appointment to our vice chairmanships. Under his amended employment contract his compensation increased to an annual rate of $375,000 and provides for a discretionary performance-based bonus.

        If Mr. McLarty terminates his contract for good reason or is terminated by us without cause, he will receive the present value of the remaining payments due on his employment agreement. During the term of Mr. McLarty's employment, he is subject to a non-compete provision. During the term of Mr. McLarty's employment and through the later of February 23, 2004, or two years after the termination of his contract, he is subject to a non-solicitation provision.

    PHILLIP R. JOHNSON. Mr. Johnson entered into an employment agreement with us beginning April 3, 2001, providing for one year of base salary and benefits continuation if he is terminated. These benefits will not be extended in the event of death, disability, retirement, voluntary resignation, or cause. Mr. Johnson may trigger severance payments if his office is relocated by more than 50 miles, reduction of base salary, or diminution of duties. Mr. Johnson is restricted by non-solicitation and non-compete restrictions for one year following termination.

1999 OPTION PLAN

     In January 1999, we adopted a non-qualified option plan for the issuance of options granting the right to purchase from us limited liability company interests in us. Under our 1999 option plan, we granted options to certain of our directors, officers, employees and consultants for terms and at exercise prices and vesting schedules set by the compensation committee of our board of directors. The options granted under our 1999 plan that have not vested prior to a change in control of us will vest and become exercisable upon a change of control. We are no longer issuing options under our 1999 option plan.

     The following table provides certain information regarding options granted during 2000 under our 1999 option plan:

                       Option Grants in Last Fiscal Year

                                                                                                    Potential
                                                                                                    Realizable Value at
                                                                                                    Assumed Annual
                                            Percent of                                              Rates of Stock
                          Number of         Total Options                                           Price Appreciation
                          Securities        Granted to                                              for Option Term (1)
                          Underlying        Employees in      Exercise  or Base                     Option Term (1)
Name                      Options Granted   Fiscal Year       Price ($/SH)       Expiration Date    5% ($)   10% ($)
----                      ---------------   -----------       ------------       ---------------    -------  -------

Phillip R. Johnson
Donna M. Colorito

----------------

(1) Amounts represent hypothetical values that could be achieved for the respective options if exercised at the end of the option term. These values are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date based on the market price of the underlying securities on the date of the grant. These assumptions are not intended to forecast future appreciation of our stock price. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock.

The options vest annually with respect to 33.33% of the shares covered by the options.

2001 STOCK OPTION PLAN

     In connection with this offering, we intend to provide certain senior employees a grant of options, under the 2001 stock option plan, to purchase shares of common stock with respect to an aggregate of [ ] shares. A primary purpose of the 2001 stock option plan is to attract and retain exceptional officers and other key employees.

     The following is a description of the material terms of the 2001 stock option plan. You should, however, refer to the exhibits that are a part of the registration statement, of which this prospectus forms a part, for a copy of the stock option plan. See "Where You Can Find More Information".

    TYPE OF AWARDS. The 2001 stock option plan provides for grants of nonqualified stock options.

    SHARES SUBJECT TO THE STOCK OPTION PLAN; OTHER LIMITATIONS ON AWARDS. Subject to adjustment as described below, the maximum number of our shares of common stock that may be issued under our 2001 stock option plan may not exceed [ ], and the total number of shares that may be granted to any participant in any fiscal year may not exceed [ ]. These shares may be authorized but unissued common stock or authorized and issued common stock held in our treasury. If any option is forfeited, expires or is otherwise terminated or canceled, other than by reason of exercise or vesting, then the shares covered by that option will again become available under the 2001 stock option plan.

        Our compensation committee has the authority to adjust the terms and conditions of, and the criteria included in, any outstanding options in order to prevent dilution or enlargement of the benefits intended to be made available under the plan as a result of any unusual or nonrecurring events (including any dividend or other distribution, whether in the form of cash, shares of our common stock, other securities or other property, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of shares of our common stock or our other securities or other similar corporate transaction or event) affecting us, our affiliates, our financial statements or the financial statements of any of our affiliates, or any changes in applicable laws, regulations or accounting principles. In such events, the compensation committee may provide for a cash payment to the option holder in return for the cancelation of the option in an amount equal to the excess, if any, of the fair market value of our shares of common stock over the aggregate exercise price of the option.

    ELIGIBILITY. Awards may be made to any officer or other key employee of us or any of our subsidiaries, including any prospective officer or key employee, selected by the compensation committee.

    ADMINISTRATION. The compensation committee administers the 2001 stock option plan. The compensation committee has the authority to construe, interpret and implement the 2001 stock option plan, and prescribe, amend and rescind rules and regulations relating to the plan. The determination of the compensation committee on all matters relating to the 2001 stock option plan or any award agreement is final and binding.

    STOCK OPTIONS. The compensation committee may grant nonqualified stock options to purchase shares of common stock from us (at the price set forth in the award agreement), subject to such terms and conditions as the compensation committee may determine. Payment of the option's exercise price may be made in cash, with other shares of our common stock, by irrevocable instructions for sales by a broker, by promissory note (with the consent of the compensation committee) or by a combination of those methods. No grantee of an option will have any of the rights of one of our stockholders with respect to shares subject to their award until the issuance of the shares.

        Except as the compensation committee may otherwise establish in an option agreement at the time of grant, the exercise price of each option granted under the 2001 stock option plan prior to the initial public offering of shares of our common stock will be the initial public offering price per share of our common stock and the exercise price of each option granted under the plan after the initial public offering will be equal to the fair market value of a share of our common stock on the date of grant.

        Except as the compensation committee may otherwise establish in an option agreement, options that are granted under the 2001 stock option plan effective as of the initial public offering of shares of Asbury common stock will become vested and exercisable with respect to 50% of the shares subject to those options on each of the first two anniversaries of the date of grant, and the other 50% of the shares subject to those options will become vested and exercisable with respect to one-third of such shares on each of the first three anniversaries of the date of grant. Except as the compensation committee may otherwise establish in an option agreement, options granted after this offering will become vested and exercisable with respect to one-third of the shares subject to those options on each of the first three anniversaries of the date of grant.

        Except as the compensation committee may otherwise establish in an option agreement, options granted under the 2001 stock option plan will expire without any payment upon the earlier of the tenth anniversary of the option's date of grant and the date the optionee ceases to be employed by us or one of our subsidiaries.

    CHANGE OF CONTROL. In the event of a change in control of us, options that are outstanding and unexercisable or unvested at the time of the change of control will vest and become exercisable immediately prior to the change of control.

    NONASSIGNABILITY. Except to the extent otherwise provided in the option agreement, no option granted to any person under the 2001 stock option plan is assignable or transferable other than by will or by the laws of descent and distribution, and all options are exercisable during the life of the grantee only by the grantee or the grantee's legal representative.

    AMENDMENT AND TERMINATION. The 2001 stock option plan is scheduled to terminate December 31, 2011. Our board of directors may at any time amend, alter, suspend, discontinue or terminate the 2001 stock option plan and, unless otherwise expressly provided in an option agreement, the compensation committee may waive any conditions under, or amend the terms of, any outstanding option. However, stockholder approval of any of those actions must be obtained if such approval is necessary to comply with any tax or regulatory requirement applicable to the 2001 stock option plan, and any of those actions that would impair the rights of any option holder with respect to options granted prior to those actions will not be effective without the consent of the affected option holder.

EMPLOYEE STOCK PURCHASE PLAN

     The following is a description of the material terms of our employee stock purchase plan, pursuant to which shares of our common stock will be made available, beginning in 2002, for purchase by our eligible employees.

    GENERAL. The purpose of the plan is to promote our success and enhance our value by providing our eligible employees with the opportunity to purchase our common stock, in order to increase employee interest in our success and encourage them to remain in our employ. The plan is intended to qualify as an employee stock purchase plan under section 423 of the Internal Revenue Code.

        The plan authorizes the purchase of up to [ ] shares of our common stock by eligible employees. However, the number of shares available for purchase under the plan will be adjusted for stock dividends, stock splits, reclassifications and other changes affecting such shares. The shares available for purchase under the plan may, in the discretion of our board of directors, be authorized but unissued shares of common stock, shares purchased on the open market, or shares from any other proper source.

    ADMINISTRATION. The plan will be administered by our board of directors or a committee appointed by the board of directors. Subject to the terms of the plan, the administrator has authority to interpret the plan, make, amend and rescind all rules and regulations for the operation of the plan, take any other actions and make all other determinations necessary or desirable to administer and operate the plan.

    ELIGIBILITY TO PARTICIPATE. All our employees are eligible to participate in the plan, subject to such further eligibility requirements as may be specified by the administrator consistent with section 423 of the Code. However, any employee that owns, directly or indirectly, 5% or more of the total combined voting power or value of our stock is not eligible.

    PURCHASES OF COMMON STOCK UNDER THE PLAN. Eligible employees receive options to purchase our common stock pursuant to the plan. The options are to be granted to each eligible employee on the first day of each calendar year in which the New York Stock Exchange is open for trading, or any other date specified by the administrator. Options remain outstanding for a period determined by the administrator not to exceed 27 months. Unless the administrator determines otherwise, consecutive option periods of equal duration will be established.

        An individual must be employed as an eligible employee by us on the first trading day of an option period in order to be granted an option for that option period. In the case of an individual who first becomes an eligible employee after the first trading day of an option period, the administrator may designate a subsequent day within the option period upon which the employee will be granted an option that will have a duration equal to the balance of that option period.

        Each option provides the employee the right to purchase, on the last day of the option period or on one or more trading days within the option period designated by the administrator, up to a maximum number of shares of common stock specified by the administrator. However, no employee may purchase in one calendar year shares of common stock having an aggregate fair market value in excess of $25,000. The purchase price for each share of common stock under an option will be determined by the administrator, in its discretion, prior to the beginning of the applicable option period. However, the purchase price will never be less than 85% of the fair market value of the common stock on the first day of the option period or the day of purchase, whichever is lower, and will never be less than the par value of the common stock. All eligible employees granted options under the plan for an option period will have the same rights and privileges with respect to such options.

        To facilitate payment of the purchase price of options, the administrator, in its discretion, may permit eligible employees to authorize payroll deductions to be made on each payday during an option period, in addition to contributions of cash or cash-equivalents to us, up to a maximum amount determined by the administrator. We will maintain bookkeeping accounts for all employees who authorize payroll deduction or make cash contributions. Interest will not be paid on any employee accounts, unless the administrator determines otherwise. The administrator will establish rules and procedures regarding elections to authorize payroll deductions, changes in such elections, timing and manner of cash contributions, and withdrawals from employee accounts.

        Amounts credited to employee accounts on the last trading day of an option period or on one or more trading days within the option period designated by the administrator will be applied to the payment of the purchase price of outstanding options. Options will be exercised on the close of business on the last trading day of an option period or on one or more trading days within the option period designated by the administrator, however, options of any participant who terminates employment for any reason before such date, or who is no longer an eligible employee on such date, will terminate unexercised. Options will be exercised only to the extent the purchase price is paid with respect to whole shares of common stock. Any balance remaining in an employee's account at the end of an option period will be carried forward automatically for the next option period. If an employee is not an eligible employee with respect to the next option period, any remaining balance will be promptly refunded without interest. No purchases will be made under the plan prior to approval of the plan by the stockholders.

    AMENDMENT AND TERMINATION. The board of directors may amend the plan at any time for any reason, except that (1) if the approval of any such amendment by our stockholders is required by section 423 of the Internal Revenue Code, such amendment will not be effected without such approval, and (2) no amendment may be made that would cause the plan to fail to comply with section 423 of the Internal Revenue Code unless expressly so provided by the board of directors.

        The board of directors, in its sole discretion, may terminate the plan at any time and for any reason. In the event the plan is terminated, all outstanding options shall immediately terminate and all amounts in an eligible employee's account under the plan shall be promptly refunded without interest.

                             CERTAIN TRANSACTIONS

RELATED PARTY TRANSACTIONS

     Certain of our directors, beneficial owners and their affiliates, have engaged in transaction with us. Transactions with three of our directors, Mr. Thomas F. McLarty, Mr. David McDavid, Sr. and Mr. C.V. Nalley and one of our beneficial owners, Mr. Luther Coggin, are described below. We believe these transactions involve terms comparable to, or more favorable to us than, terms that would be obtained from an unaffiliated third party.

     We lease the following properties used by the Arkansas platform for dealership lots and offices from Mr. McLarty, his immediate family members and his affiliates:

     o property leased from NPF Holdings L.L.C., a limited liability company in which Mr. McLarty has a 58.5% ownership interest for a monthly rental fee of $61,926;

     o property leased from MHC Properties G.P., a partnership in which Mr. McLarty has an 85.5% ownership interest, for a monthly rental fee of $13,801;

     o property leased from Prestige Properties, GP, a partnership in which MHC Properties GP, of which Mr. McLarty owns 85.5%, holds a 68% ownership interest, for a monthly rental fee of $38,572;

     o property leased from Hope Auto Company, corporation in which Mr. McLarty has an 86% ownership interest, for a monthly rental fee of $118,300;

     o property leased from Summerhill Partnership, L.P., a limited partnership in which Mr. McLarty has a 49.88% ownership interest, for a monthly rental fee of $30,000; and

     We lease the following properties used by the Texas platform for dealership lots and offices from Mr. McDavid, his immediate family members and his affiliates:

     o properties leased from Mr. McDavid with an aggregate monthly rental fee of $189,000;

     o properties leased from David McDavid Family Properties, a partnership in which Mr. McDavid and his immediate family have a 100% ownership interest, for aggregate monthly rental fees of $90,000;

     o property leased from BroMac Inc., an S-corporation in which Mr. McDavid and his immediate family have a 100% ownership interest, for a monthly rental fee of $1,500;

     o properties leased from Sterling Real Estate Partnership, a partnership in which Mr. McDavid and his immediate family have a 100% ownership interest, for aggregate monthly rental fees of $70,000;

     o property leased from Texas Coastal Properties, a partnership in which Mr. McDavid and his immediate family have a 100% ownership interest, for a monthly rental fee of $4,000;

     o property leased from McCreek Partners L.L.C., a limited liability corporation which is wholly owned by McCreek, Ltd., a partnership in which Mr. McDavid and his immediate family hold a 100% ownership interest, for a monthly rental fee of $4,900; and

     o property leased from D.Q. Automobiles Inc., a corporation in which Mr. McDavid has a 100% ownership interest, for a monthly rental fee of $14,700.

     In the near future, we expect to enter into agreements to purchase or lease certain additional properties from Mr. McDavid or his affiliates for use by the Texas platform with the following general business terms:

     o purchase approximately four acres of land in Plano, Texas for the construction of a new body shop. Purchase price is the appraised value of $1,700,000.

     o lease approximately four acres of land in Frisco, Texas, and a 1,000-space parking structure which Mr. McDavid will build on the land at his cost, for total rent of $50,000 per month. Mr. McDavid further will construct a new dealership facility at his expense, at which time we will increase monthly rent by 1% of the construction cost, representing a 12% annual capitalization rate.

     o purchase two acres of land adjacent to our Honda dealership facility in Houston, Texas for $2,000,000. The existing Honda facility will become the new home for our Nissan dealership, and we will construct an additional facility on it for Nissan dealership expansion. The purchase price for the land is approximately $800,000 more than the appraised value, which will be offset by the "free rent" in the following transaction.

     o lease ten acres of land adjacent to our current Nissan dealership in Houston, Texas for four years, rent-free. We will renovate the facility and it will become the new home for our Honda dealership. We estimate fair market rent over the four-year term (i.e., our savings to offset the above-market purchase price above) to be $814,000.

     We lease property used by the Atlanta platform for dealership lots and offices from Mr. Nalley, his immediate family and his affiliates:

     o properties owned by C.V. Nalley for an aggregate monthly rental fee of $50,500;

     o properties owned by Chevrolet Metro Realty, Inc., a corporation in which Mr. Nalley has a 100% ownership interest, for aggregate monthly rental fees of $45,900;

     o property owned by Heavy Duty Trucks Realty, Inc., a corporation in which Mr. Nalley has a 100% ownership interest, for a monthly rental fee of $36,000;

     o property owned by Union City Honda Auto Realty, Inc., a corporation in which Mr. Nalley has a 100% ownership interest, for a monthly rental fee of $45,000; and

     o property owned by Marietta Lexus Auto Realty, Inc., a corporation in which Mr. Nalley has a 100% ownership interest, for a monthly rental fee of $45,100.

     We lease property used by the Jacksonville platform for dealership lots and offices from Coggin Management Company, a corporation in which Mr. Coggin has a 100% ownership interest, for a monthly rental fee of $10,500.

OTHER RELATED PARTY TRANSACTIONS

     Loomis Advertising, a corporation in which Mr. McDavid and his immediate family hold a 21% ownership interest, has entered into various agreements to provide advertising services to the Texas platform for an aggregate value of $700,000 since January 1, 2000. Loomis Advertising also provides advertising services to the Jacksonville platform for a fee of $52,000 a month.

     Mr. Nalley leased his private aircraft to us during part of 2000, and currently charges us for employees who use the aircraft to fly on business trips. The total amount paid to Mr. Nalley since January 1, 2000, for use of his private jet is $106,000.

     Currently, we own a 10% interest in a Land Rover franchise operated under the St. Louis platform, Asbury Automotive Holdings L.L.C. owns a 40% interest in this franchise and John R. Capps owns the remaining 50% interest. We have entered into a binding assignment and assumption agreement whereby Mr. Capps has agreed to sell his 50% interest to us. This agreement is held in escrow at the Bank of New York pending manufacturer consent to the transaction.

     In February 2001, Mr. McLarty purchased a number of used vehicles from us after fire damage to our Hope, Arkansas dealership. The total purchase price paid by Mr. McLarty to us was $378,000.

                         DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL

     Our authorized capital stock consists of [________] shares of common stock, par value $.01 per share, and [ ] shares of preferred stock, par value $.01 per share. After giving effect to the offering, we will have outstanding [______] shares of common stock and no shares of preferred stock. Upon completion of the offering, we will have outstanding [______] shares of common stock ([________] shares if the underwriters' over-allotment option is exercised in full) and no shares of preferred stock.

COMMON STOCK

     Subject to the rights of any then outstanding shares of preferred stock, the holders of the common stock are entitled to such dividends as may be declared in the discretion of our board of directors out of funds legally available therefor. Holders of common stock are entitled to share ratably in our net assets upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. The holders of common stock have no preemptive rights to purchase shares of our stock. Shares of our common stock are not subject to any redemption provisions and are not convertible into any other of our securities. All outstanding shares of common stock are, and the shares of common stock to be issued pursuant to the offering will be upon payment therefor, fully paid and non-assessable.

PREFERRED STOCK

     Preferred stock may be issued from time to time by the board of directors in one or more series. Subject to the provisions of our charter and limitations prescribed by law, the board of directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any series of the preferred stock, in each case without any further action or vote by the stockholders. One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of the preferred stock pursuant to the board of directors' authority described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock or may otherwise adversely affect the market price of the common stock.

CERTAIN ANTI-TAKEOVER AND OTHER PROVISIONS OF THE CHARTER AND BYLAWS

     LIMITATIONS ON REMOVAL OF DIRECTORS

     Stockholders may remove a director only for cause upon the affirmative vote of holders of at least 80% of the voting power of the outstanding shares of common stock. In general, the board of directors, and not our stockholders, will have the right to appoint persons to fill vacancies on our board of directors.

     OUR STOCKHOLDERS MAY NOT ACT BY WRITTEN CONSENT

     Our corporate charter provides that any action required or permitted to be taken by our stockholders must be taken at a duly called annual or special stockholders' meeting. In addition, special meetings of the stockholders may be called only by our board of directors.

     BUSINESS COMBINATIONS UNDER DELAWARE LAW

     We are a Delaware corporation and are subject to section 203 of the Delaware General Corporation Law. In general, section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of our outstanding voting stock) from engaging in a merger, acquisition or other "business combination" (as defined in section 203) with us for three years following the date that person becomes an interested stockholder unless:

     o before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

     o upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by our directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

     o following the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

     Under section 203, these restrictions also do not apply to specified types of business combinations proposed by an interested stockholder if:

     o the proposal follows the announcement or notification of one of certain extraordinary transactions involving us and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of our directors; and

     o the extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

STOCKHOLDERS AGREEMENT

     We entered into a stockholders agreement with Asbury Automotive Holdings L.L.C. and certain platform prinicpals, consisting of the former owners of our platforms and members of their management teams. After the completion of this offering, Asbury Automotive Holdings will own [ ]% of our common stock ([ ]% if the underwriters exercise their over-allotment option in full), and the platform principals will collectively own [ ]% of our common stock ([ ]% if the underwriters exercise their over-allotment option in full). Under the stockholders agreement, the platform principals are required to vote their shares in accordance with Asbury Automotive Holdings' instructions with respect to:

     o persons nominated by Asbury Automotive Holdings to our board of directors (and persons nominated against Asbury Automotive Holdings' nominees); and

     o any matter to be voted on by the holders of our common stock, whether or not the matter was initiated by Asbury Automotive Holdings.

     The platform principals have the right to cause Asbury Automotive Holdings to vote for at least one platform principal nominee to the board of directors if the total number of directors (excluding directors that are our employees) on the board of directors is six or less and at least two platform principal nominees if such number of directors is more than six.

The stockholders agreement will terminate on the first to occur of:

     o  the fifth anniversary of the date of this offering;

     o two years after the first date on which Asbury Automotive Holdings' share of the ownership of our outstanding common stock falls below 20%; and

     o the first date on which Asbury Automotive Holdings' share of the ownership of our outstanding common stock falls below 5%.

LIMITATION OF LIABILITY OF OFFICERS AND DIRECTORS -- INDEMNIFICATION

     Delaware law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their stockholders for monetary damages for breach of officers' and directors' fiduciary duties of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The charter limits the liability of our officers and directors to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, our officers and directors will not be personally liable for monetary damages for breach of an officer's or director's fiduciary duty in such capacity, except for liability (i) for any breach of the officer's or director's duty of loyalty to us or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the officer and director derived an improper personal benefit.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar of the common stock is [ ].

                   SECURITY OWNERSHIP OF BENEFICIAL OWNERS,
                      MANAGEMENT AND SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of our common stock as of [ ], 2001, as adjusted to reflect the sale of shares in this offering by us and by the selling stockholders (without giving effect to the underwriters' over-allotment option), by our directors, executive officers, and directors and officers as a group and each person known by us to beneficially own more than 5% of our outstanding voting securities. Percentages are based on total amounts of common stock outstanding on [ ] 2001.

                                                                   Common Stock(1)

                                                                                                       Percentage of Voting Power

                                                                           Percent of Class                    Outstanding

                                                     Number of       Before the        After the                       After
Name                                                  Shares          Offering          Offering      Before Offering  Offering
------------------------------------------------
Ripplewood Holdings L.L.C. (2)
One Rockefeller Plaza
32nd Floor
New York, NY 10020

Freeman Spogli & Co.(3).........................
Luther Coggin...................................

CURRENT DIRECTORS
Timothy C. Collins(4)...........................
Ian K. Snow (4).................................
John M. Roth(5).................................
C.V. Nalley.....................................
Thomas R. Gibson................................
B. David McDavid................................
Brian E. Kendrick...............................
Charles B. Tomm.................................

NAMED OFFICERS WHO ARE NOT DIRECTORS
Thomas F. McLarty, III .........................
Thomas F. Gilman................................
Phillip R. Johnson..............................
Donna M. Colorito...............................
Allen T. Levenson...............................
Thomas G. McCollum..............................
Directors and executive  officers of Asbury as a
     group (14 persons).........................

SELLING STOCKHOLDERS WHO ARE NOT DIRECTORS AND NOT 5% HOLDERS OF OUR VOTING SECURITIES

Royce Reynolds..................................


* Less than 1%.

(1) Unless otherwise indicated, each beneficial owner listed above has represented that he, she or it possesses sole voting and sole investment power with respect to the shares beneficially owned by such person, entity or group and includes all options currently exercisable or exercisable within 60 days of [ ], 2001. The percentages of beneficial ownership as to each person, entity or group assume the exercise or conversion of all options held by such person, entity or group.

(2) Represents shares owned by Asbury Automotive Holdings L.L.C. Ripplewood Holdings L.L.C. is the owner of approximately 51% of the membership interests of Asbury Automotive Holdings and is deemed to be a member of a group that owns the shares of Asbury Automotive Holdings.

(3) Represents shares owned by Asbury Automotive Holdings L.L.C. FS Equity Partners III, L.P., FS Equity Partners International L.P. and FS Equity Partners IV, L.P are collectively the owners of approximately 49% of the membership interests of Asbury Automotive Holdings and are deemed to be members of a group that own the shares of Asbury Automotive Holdings. The business address of Freeman Spogli & Co., FS Equity Partners III, FS Equity Partners IV is 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. The business address of FS Equity Partners International L.P. is c/o Paget-Brown & Company, Ltd., West Winds Building, Third Floor, Grand Cayman, Cayman Islands, British West Indies.

(4) Does not include [ ] shares of common stock hold of record by Abury Automotive Holdings L.L.C. an entity in which Ripplewood Holdings L.L.C. holds approximately a 51% ownership interest. Mr. Collins and Mr. Snow are directors and executive officers of Ripplewood Holdings. Both Mr. Collins and Mr. Snow expressly disclaim beneficial ownership of any shares held by Ripplewood Holdings L.L.C. except to the extent of their pecuniary interests in them.

(5) Does not include [ ] shares of common stock held of record by Asbury Automotive Holdings L.L.C., an entity in which investment funds affiliated with Freeman Spogli, as described in footnote three, hold approximately a 49% ownership interest. Mr. Roth is a director, member, partner or executive officer of each of these investment funds. Mr. Roth expressly disclaims beneficial ownership of any shares held by such investment funds except to the extent of his pecuniary interest in them.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares or our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and impair our future ability to raise capital through the sale of our equity securities.

     Upon completion of this offering, we will have [        ] shares of
common stock outstanding, assuming no exercise of the underwriters'
over-allotment option, and [        ] shares if the underwriters'
over-allotment option is exercised in full. We have reserved [ ] shares of common stock for issuance upon exercise of options granted or to be granted under our 1999 Option Plan, 2001 Stock Option Plan and Employee Stock Purchase Plan, of which [ ] options are currently outstanding and [up to [ ] additional options are expected to be granted simultaneously with this offering. All of
the [ ] shares sold in this offering] ([        ] shares if the underwriters'
over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act unless the shares are purchased by our "affiliates", as that term is defined in Rule 144 under
the Securities Act. None of the remaining [         ] outstanding shares of our
common stock have been registered under the Securities Act, which means that they are "restricted securities" under the Securities Act, and may be resold publicly only upon registration under the Securities Act or in compliance with an exemption from the registration requirements of the Securities Act, including the exemption provided by Rule 144 under the Securities Act.

     We summarize Rule 144, as it relates to sales of our shares, below.

RULE 144

     Under Rule 144, [ ] shares of common stock will be tradable 90 days after the effective date of the registration statement of which this prospectus forms a part, subject to the restrictions described below. Sales of some of these shares will be subject to the restrictions included in lock-up agreements between certain of our stockholders and the underwriters, as described under "Lock-Up Agreements" below. In general, under Rule 144, beginning 90 days after the date on which the registration statement of which this prospectus is a part becomes effective, a person who has owned shares of our common stock for at least one year would be entitled to sell within any three month period a number of shares that does not exceed the greater of:

     o 1% of the number of shares of our common stock then outstanding, which will equal approximately [ ] shares immediately after the completion of this offering ([ ] shares if the underwriters' over-allotment option is exercised in full); or

     o the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 providing notification of the sale.

     Sales under Rule 144 are also governed by manner of sale requirements and may only be made if current public information about us is available.

REGISTRATION RIGHTS

     Under a stockholders agreement between us and certain of our stockholders entered into simultaneously with or prior to this offering, we have granted Asbury Automotive Holdings L.L.C. and certain other of our stockholders the right to require us to register sales of their shares of our common stock under the Securities Act. These stockholders collectively, own [ ] shares of our common stock as of the date of this offering, representing [ ]% of our total common shares outstanding ([ ]% if the underwriters exercise their over-allotment option in full). Under the stockholders agreement, at any time following the completion of this offering, Asbury Automotive Holdings or stockholders holding among them a majority of the total number of shares held by the stockholders, other than Asbury Automotive Holdings, that are parties to the stockholders agreement, may demand that we file a registration statement with the Securities and Exchange Commission registering the sale of all or part of their stockholdings within 45 days, subject to our ability to defer a registration demand for 15 to 45 days under specified circumstances. Our obligation to effect registrations is subject to the following volume restrictions:

     o Any proposed offering must be for at least 1% of the total number of our shares of common stock then outstanding;

     o In the case of the first registration demand, we are not required to register the sale of more than 50% of the total holdings of any stockholder, other than Asbury Automotive Holdings; and

     o In the case of the first registration demand of the stockholders, other than Asbury Automotive Holdings, we are not required to register for sale a number of shares greater than 20% of the total holdings of the stockholders who are parties to the stockholders agreement.

     Under the stockholders agreement, Asbury Automotive Holdings has been granted five registration demands, and the remaining stockholders have been granted, collectively, two registration demands. We are not required to register the sale of any shares during the period that such shares are subject to a lock-up agreement. In addition, other than in the case of a request made by Asbury Automotive Holdings, we are not required to register more than one sale of shares during any one year period in response to a registration demand.

     We have also granted Asbury Automotive Holdings and the other stockholders who are parties to the stockholders agreement "piggy-back" registration rights, meaning that we have agreed to notify the parties to the stockholders agreement in the event that we undertake to register a sale of our shares (whether in response to a registration demand or otherwise) and will permit those stockholders who request to join in the registered offering.

     All registration rights granted under the stockholders agreement are subject to the right of the managing underwriter of the registered offering to reduce the number of shares included in the registration statement if the underwriter determines that the success of the offering would be materially adversely affected by the size of the registered offering. In general, we are responsible for paying the expenses of registration (other than underwriting discounts and commissions on the sale of shares), including the fees and expenses of counsel to the selling stockholders.

LOCK-UP AGREEMENTS

     As of the date of this prospectus, the following groups of persons, who collectively hold [ ] shares of our common stock, have entered into lock-up agreements with the underwriters:

     o  Asbury Automotive Holdings L.L.C.;

     o  our officers and directors; and

     o those of our platform chief executive officers, chief operating financial officers and dealership general managers who received equity in us in connection with our acquisition of the related platforms.

     The lock-up agreements provide that these persons will not offer, sell, contract to sell, grant any option to purchase, hedge or otherwise dispose of shares of our common stock or any securities that are convertible into or exercisable for our common stock for a period of 180 days after the date of this prospectus (or two years in the case of those platform and dealership officials, other than certain of the selling stockholders, who received equity in us in connection with our acquisitions of the related platform) without the prior written consent of Goldman, Sachs & Co. Goldman, Sachs & Co. has advised us that it has no present intention to release any of the shares subject to the lock-up agreements prior to the expiration of the applicable lock-up period.

SHARES HELD BY RIPPLEWOOD HOLDINGS L.L.C.

     After completion of the offering, Ripplewood Holdings L.L.C. will continue to own [_]% of our outstanding common stock ([ ]% if the underwriters exercise their over-allotment option in full) through Asbury Automotive Holdings L.L.C., a controlled affiliate of Ripplewood. Ripplewood's ownership of our stock could negatively affect our stock price:

     o Due to the perception of "market overhang", that is that large blocks of shares are readily available for sale, or

     o In the event that Ripplewood disposed of all or a substantial portion of this common stock at any one time or from time to time.

     In addition, if Ripplewood continues to retain a substantial portion of our common shares, the liquidity of our common stock could be adversely affected.

     We do not know Ripplewood's future plans as to its holdings of our common stock, and Ripplewood is not under any obligation to inform us of its intentions as to our common stock. We can not give you any assurances that Ripplewood's actions will not negatively affect the price or liquidity of our common stock in the future. See "Risk Factors -- We will be controlled by Ripplewood Holdings L.L.C., which may have interests different from your interests."

                                 UNDERWRITING

     Asbury, the selling stockholders and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Goldman, Sachs & Co., Merrill, Lynch, Pierce, Fenner & Smith Incorporated and Salomon Smith Barney Inc. are the representatives of the underwriters. Subject to conditions set forth in the underwriting agreement, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

Underwriters                                           Number of Shares
------------                                           ----------------
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith
           Incorporated.
Salomon Smith Barney Inc.
                                                       ----------------
     Total


     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional
[ ] shares from Asbury and [ ] shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions Asbury will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                             Paid by Asbury                        Paid by the Selling Stockholders
                   No Exercise           Full Exercise            No Exercise           Full Exercise
Per Share     $                      $                       $                      $


                                      56




Total

     Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $[ ] per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $[ ] per share from the initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

     Asbury, its directors and executive officers, Asbury Automotive Holdings L.L.C. and certain of the selling stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. In addition, the former owners of our platforms (other than certain of the selling stockholders) and those platform chief executive officers, chief operating officers, chief financial officers and those dealership general managers who received equity in Asbury in connection with the acquisition by Asbury of the related platforms have agreed to such restrictions on disposal and hedging of their common stock for a period of two years after the date of this prospectus. These agreements do not apply to any grants under existing employee benefit plans. See "Shares Available for Future Sale" for a discussion of transfer restrictions.

     Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among Asbury and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Asbury's historical performance, estimates of Asbury's business potential and earnings prospects of Asbury, an assessment of Asbury's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     Asbury's common stock will be listed on the New York Stock Exchange under the symbol "[ ]". In order to meet one of the requirements for listing the common stock on the New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from Asbury or the selling stockholder in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of the underwriter in stabilizing or short covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

     The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

     Asbury and the selling stockholders estimate that their shares of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $[ ] and $[ ], respectively.

     Asbury and the selling stockholders have agreed to indemnify the underwriters identified in the table above against specific liabilities, including liabilities under the Securities Act.

                              VALIDITY OF SHARES

     The validity of the shares of our common stock offered hereby will be passed upon for us by Cravath, Swaine & Moore, New York, New York, and for the underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

     Our financial statements included in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP and Dixon Odom P.L.L.C, each of which are independent public accountants, as indicated in their respective reports with respect thereto, and are included in the prospectus in reliance upon the authority of these firms as experts in giving these reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus does not contain all the information contained in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may read and copy any document we file at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

     Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities and Exchange Act and will file periodic reports and other information, including proxy statements, with the SEC. These periodic reports and other information will be available for inspection and copying at the SEC's public reference room and the web site of the SEC referred to above.

========================================================    ========================================================
                                                                                  [ ] Shares

     No dealer, salesperson or other person is authorized
to give  any  information  or to  represent  anything not                ASBURY AUTOMOTIVE GROUP, INC.
contained in  this prospectus.  You must not  rely on any
unauthorized   information   or   representations.   This                        COMMON STOCK
prospectus  is an offer to  sell only the shares  offered
hereby,   but   only   under   circumstances    and    in
jurisdictions   where   it   is  lawful   to    do    so.                ---------------------------

                   TABLE OF CONTENTS                                                [LOGO]
                                                 Page

Prospectus Summary..............................   2                      ---------------------------
The Offering....................................   5
Summary Historical And Pro Forma Consolidated
  Financial Data................................   6
Risk Factors....................................   7
Forward-Looking Statements......................  15                          GOLDMAN, SACHS & Co.
Use Of Proceeds.................................  16
Dividend Policy.................................  16                           MERRILL LYNCH & Co.
Dilution........................................  16
Capitalization..................................  18                        SALOMON SMITH BARNEY INC.
Selected Consolidated Financial Data............  19
Unaudited Pro Forma Financial Information.......  21
Management's Discussion And Analysis
  Of Financial Condition And Results                                   Representatives of the Underwriters
  Of Operations.................................  26
Business........................................  32
Management......................................  47
Certain Transactions............................  56
Description Of Capital Stock....................  58
Security Ownership Of The Beneficial
  Owners, Management And Selling
  Stockholders..................................  61
Shares Eligible For Future Sale.................  63
Underwriting....................................  66
Validity Of Shares..............................  67
Experts.........................................  67
Where You Can Find More Information.............  68
Index To Financial Statements...................  F-1


    Through  and  including [     ] , 2001 (the 25th  day
after the date of this prospectus), all dealers effecting
transactions  in  these   securities,   whether  or   not
participating  in  this  offering,  may  be  required  to
deliver  a   prospectus.   This  is  in  addition   to  a
dealer's   obligation   to   deliver    a      prospectus
when   acting   as   an   underwriter  and  with  respect
to     an      unsold     allotment    or   subscription.

========================================================    ========================================================

                                    PART II


                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

     The following table sets forth the expenses (other than underwriting compensation expected to be incurred) in connection with this offering. All such amounts (except the SEC registration fee and the NASD filing fee) are estimated.

SEC registration fee                                            $37,500

NYSE listing fee                                                   *

NASD filing fee                                                    *

Blue Sky fees and expenses                                         *

Printing and engraving costs                                       *

Legal fees and expenses                                            *

Accounting fees and expenses                                       *

Transfer Agent and Registrar fees and expenses                     *

Miscellaneous                                                      *

Total                                                            $ *


* To be completed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Our By-Laws provide that we shall, subject to the limitations contained in the Delaware General Corporation Law, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

     Section [ ] of the Underwriting Agreement, to be filed as Exhibit 1.1, provides that the Underwriters named therein will indemnify us and hold us harmless and each of our directors, officers or controlling persons from and against certain liabilities, including liabilities under the Securities Act. Section [ ] of the Underwriting Agreement also provides that such Underwriters will contribute to certain liabilities of such persons under the Securities Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     No shares of our common stock have been issued prior to this offering. The only membership interests issued by us in the last three years have been made under the exemption provided in Section 4(2) of the Securities Act of 1933, in connection with our acquisitions of dealerships.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a)  Exhibits

        Exhibit
        Number            Description
        -------           -----------
          1.1       Form of Underwriting Agreement*
          3.1 Form of Certificate of Incorporation of Asbury Automotive Group, Inc.*
          3.3       Form of By-laws of Asbury Automotive Group, Inc.*

--------------------
* To be filed by amendment.

          5.1       Form of Opinion of Cravath, Swaine & Moore
         10.1       1999 Option Plan
         10.2       Form of 2001 Stock Option Plan*
         10.3       Form of Employee Stock Purchase Plan*
         10.4 Third Amended and Restated Limited Liability Company Agreement of Asbury Automotive Group L.L.C.
         10.5       Employment Agreement of Thomas R. Gibson*
         10.6       Amended and Restated Employment Agreement of Brian E.
                    Kendrick*
         10.7       Amended and Restated Employment Agreement of Thomas F.
                    McLarty*
         10.8       Severance Pay Agreement of Phillip R. Johnson
         10.9       Credit Agreement, dated as of January 17, 2001,
                    between Asbury Automotive Group L.L.C. and Ford Motor Credit Company, Chrysler Financial Company,
                    L.L.C., and General Motors Acceptance Corporation. +
         10.10      Form of Stockholders Agreement dated [                 ]
                    between Asbury Automotive Holdings and Stockholders named therein.*
         10.11      Ford Dealer Agreement*
         10.12      General Motors Dealer Agreement*
         10.13      Honda Dealer Agreement*
         10.14      Mercedes Dealer Agreement*
         10.15      Nissan Dealer Agreement*
         10.16      Toyota Dealer Agreement*
         10.17      Acura Dealer Agreement*
         10.18      Lexus Dealer Agreement*
         10.19      Chrysler Dealer Agreement*
         21.1       List of subsidiaries of Asbury Automotive Group, Inc.*
         23.1       Consent of Arthur Andersen LLP*
         23.2       Consent of Dixon Odom P.L.L.C.*
         23.3       Consent of Cravath, Swaine & Moore (contained in
                    Exhibit 5)
         24.1       Power of Attorney

     --------------------
     * To be filed by amendment.

     + Confidential treatment has been requested with respect to certain portions of this document and has been filed separately with the Securities and Exchange Commission.

     (b) Financial Statement Schedules

     The financial statement schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements of Asbury Automotive Group or related notes thereto.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes as follows:

               (1) The undersigned will provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

               (2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, the State of New York, on the 27th day of July, 2001.

                              Asbury Automotive Group L.L.C.



                              By:
                                  -----------------------------------
                                  Name: Brian E. Kendrick
                                  Title: President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

                 Signature               Title                     Date
Brian E. Kendrick            President and Chief Executive   July  27, 2001
                                        Officer

Thomas F. Gilman                Vice President and Chief     July  27, 2001
                                   Financial Officer
Thomas R. Gibson                        Chairman             July  27, 2001
Michael C. Paul                        Controller            July  27, 2001
Timothy C. Collins                      Director             July  27, 2001
Ian K. Snow                             Director             July  27, 2001
John M. Roth                            Director             July  27, 2001
C.V. Nalley                             Director             July  27, 2001
B. David McDavid                        Director             July  27, 2001
Charles B. Tomm                         Director             July  27, 2001

----------------------

*** Asbury Automotive Group L.L.C., a Delaware limited liability company, which on or prior to the effective date of this registration statement will be converted into a Delaware corporation, named Asbury Automotive Group, Inc. through either a conversion into a corporation or by a merger with an entity or a subsidiary of an entity which has no other business.